SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.   )**

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☐   Preliminary Proxy Statement   ☐   **Confidential, for Use of the Commission Only
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☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

DIEBOLD, INCORPORATED
(Name of Registrant as Specified in its Charter)

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5995 Mayfair Road
P. O. Box 3077 • North Canton, Ohio 44720-8077

March 15, 2001

Dear Shareholder:

The 2001 Annual Meeting of Shareholders of Diebold, Incorporated will be held at the Kent State University (Stark) Professional Education and Conference Center, 6000 Frank Avenue, N.W., Canton, Ohio 44720 on Thursday, April 26, 2001 at 10:00 a.m., local time.

All holders of record of Diebold Common Shares as of March 1, 2001, are entitled to vote at the 2001 Annual Meeting.

As described in the accompanying Notice and Proxy Statement, you will be asked to elect ten directors, amend and restate the 1991 Equity and Performance Incentive Plan, and ratify the appointment of KPMG LLP as independent auditors for 2001. Diebold's Annual Report for the year ended December 31, 2000, is included herein.

Your proxy card is enclosed. Please indicate your voting instructions and sign, date and mail this proxy card promptly in the return envelope.

If you are planning to attend the meeting, directions to the meeting location are included on the back page. If you are unable to attend the meeting, you may listen to a live broadcast, which will be available from Diebold's Web site at www.Diebold.com. The replay can also be accessed on the site soon after the meeting for up to one year.

I look forward to seeing those of you who will be attending the meeting.

Sincerely,

Walden W. O'Dell

WALDEN W. O'DELL
Chairman of the Board, President
and Chief Executive Officer



5995 Mayfair Road
P.O. Box 3077 • North Canton, Ohio 44720-8077

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 26, 2001

The Annual Meeting of Shareholders of the Corporation will be held at the at Kent State University (Stark) Professional Education and Conference Center, 6000 Frank Avenue, N.W., Canton, Ohio 44720, on April 26, 2001 at 10:00 a.m., local time, for the following purposes:

1. To elect Directors;

2. To consider and act on a proposal to amend and restate the 1991 Equity and Performance Incentive Plan;

3. To vote upon ratification of the appointment by the Board of Directors of KPMG LLP as independent auditors for the year 2001; and

4. To consider such other matters as may properly come before the meeting or any adjournment thereof.

The enclosed proxy card is solicited, and the persons named therein have been designated, by the Board of Directors of the Corporation.

Holders of record of the Common Shares at the close of business on March 1, 2001 will be entitled to vote at the meeting.

Your attention is directed to the attached proxy statement.

By Order of the Board of Directors

Charee Francis-Vogelsang

CHAREE FRANCIS-VOGELSANG
Vice President and Secretary

March 15, 2001
(approximate mailing date)

YOU ARE REQUESTED TO COOPERATE IN ASSURING A QUORUM BY FILLING IN, SIGNING AND DATING THE ENCLOSED PROXY AND PROMPTLY MAILING IT IN THE RETURN ENVELOPE.

DIEBOLD, INCORPORATED
5995 Mayfair Road
P.O. Box 3077 • North Canton, Ohio 44720-8077

PROXY STATEMENT

Annual Meeting of Shareholders, April 26, 2001

This proxy statement is furnished to shareholders of Diebold, Incorporated (the "Corporation") in connection with the solicitation by the Board of Directors of proxies which will be used at the 2001 annual meeting of shareholders on April 26, 2001, at 10:00 a.m., local time, or any adjournments thereof, for the purpose of considering and acting upon the matters referred to in the preceding notice of annual meeting and more fully discussed below. This proxy statement was first mailed to shareholders on or about March 15, 2001. Shares represented by a properly executed proxy will be voted as indicated on the proxy. Shareholders may revoke the authority granted by their proxies at any time before the exercise of the powers conferred thereby by notice in writing delivered to the Secretary of the Corporation; by submitting a subsequently dated proxy; or by attending the meeting, withdrawing the proxy and voting in person.

On March 1, 2001, the record date for the meeting, the outstanding voting securities of the Corporation consisted of 71,557,128 Common Shares, $1.25 par value per share, all of one class. Each shareholder of record as of the close of business on March 1, 2001 will be entitled to one vote for each Common Share held on that date.

If a shareholder gives written notice to the President, any Vice President or Secretary at least forty-eight hours prior to the time fixed for holding the meeting that the shareholder desires that the voting for the election of directors shall be cumulative, and if an announcement of the giving of such notice is made upon convening of the meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder will have cumulative voting rights. In cumulative voting, each shareholder may cast a number of votes equal to the number of shares owned multiplied by the number of directors to be elected and the votes may be cast for one nominee only or distributed among the nominees. In the event that voting at the annual meeting is to be cumulative, unless contrary instructions are received on the enclosed proxy, it is presently intended that all votes represented by properly executed proxies will be divided evenly among the candidates nominated by the Board of Directors. However, if voting in such manner would not be effective to elect all such nominees, such votes will be cumulated at the discretion of the Proxy Committee so as to maximize the number of such nominees elected. The results of shareholder voting at the annual meeting will be tabulated by the inspectors of elections appointed for the annual meeting. The Corporation intends to treat properly executed proxies that are marked "abstain" as present for purposes of determining whether a quorum has been achieved at the annual meeting but will not count any broker non-votes for such purpose. The director-nominees receiving the greatest number of votes will be elected. Votes withheld with respect to the election of directors will not be counted in determining the outcome of that vote. Abstentions with respect to the proposals to amend and restate the 1991 Equity and Performance Incentive Plan and ratify the appointment of the independent auditors will not be counted for determining the outcome of those proposals. The Corporation does not anticipate receiving any broker non-votes at the annual meeting in light of the nature of the matters to be acted upon at the annual meeting; however, any broker non-votes received in respect of the proposal to amend and restate the 1991 Equity and Performance Incentive Plan and any broker non-votes received in respect of the ratification of the appointment of the independent auditors will not affect the voting on such proposal.

BENEFICIAL OWNERSHIP OF SHARES

To the knowledge of the Corporation, no person beneficially owned more than 5 percent of the outstanding Common Shares as of December 31, 2000.

ELECTION OF DIRECTORS

The Board of Directors recommends that ten nominees for director be elected at the annual meeting, each to hold office for a term of one year from the date of the annual meeting, and until the election and qualification of a successor. In the absence of contrary instruction, the Proxy Committee will vote the proxies for the election of the ten nominees, who are Louis V. Bockius III, Richard L. Crandall, Gale S. Fitzgerald, Donald R. Gant, L. Lindsey Halstead, Phillip B. Lassiter, John N. Lauer, William F. Massy, Walden W. O'Dell and W. R. Timken, Jr. All nominees are presently members of the Board of Directors.

If for any reason any nominees are not available for election when the election occurs, the designated proxies, at their option, may vote for substitute nominees recommended by the Board of Directors. Alternatively, the Board of Directors may reduce the number of nominees. The Board of Directors has no reason to believe that any nominee will be unavailable for election when the election occurs.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows the beneficial ownership of Common Shares of the Corporation, including those shares which individuals have a right to acquire, e.g., through exercise of options under the 1991 Equity and Performance Incentive Plan, as Amended and Restated (the "1991 Plan"), within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, by each director-nominee, including the chief executive officer, the other four most highly compensated executive officers, the former chairman of the board ("named executive officers") and for such persons and the other executive officers as a group as of March 1, 2001. Ownership is also reported as of January 31, 2001 for shares in the 401(k) Savings Plan over which the individual has voting power, together with shares held in the Dividend Reinvestment Plan.

Name, Age, Principal Occupation or Employment, Present and During Last Five Years	Director Since	Common Shares Beneficially Owned(1)	Deferred Shares(1)	Percent of Class	Other Directorships
Director-Nominees:					
Louis V. Bockius III — 65 Chairman, Bocko Incorporated, North Canton, Ohio (Plastic Injection Molding)	1978	203,798(2)(3)	—	0.28	UNB Corp., United National Bank & Trust Co.
Richard L. Crandall — 57 Managing Director, Arbor Partners, LLC, Ann Arbor, Michigan (Venture Capital) Prior — Chairman of the Board, President and Chief Executive Officer, Comshare, Inc., Ann Arbor, Michigan (Software Producer)	1996	17,812	—	0.02	Comshare, Inc., Computer Task Group, Inc., Giga Information Group
Gale S. Fitzgerald — 50 Former Chairman and Chief Executive Officer, Computer Task Group, Inc., Buffalo, New York (International Information Technology Services)	1999	2,550	—	0.00	Computer Task Group, Inc.

Name, Age, Principal Occupation or Employment, Present and During Last Five Years	Director Since	Common Shares Beneficially Owned(1)	Deferred Shares(1)	Percent of Class	Other Directorships
Donald R. Gant — 72 Senior Director, The Goldman Sachs Group, Inc., New York, New York Prior — Limited Partner, The Goldman Sachs Group, L.P., New York, New York (Investment Banker)	1977	67,676(2)(4)	—	0.09	Stride Rite Corp.
L. Lindsey Halstead — 70 Retired Prior — Chairman of the Board, Ford of Europe (Automotive Industry)	1993	23,403	—	0.03	None
Phillip B. Lassiter — 57 Chairman of the Board and Chief Executive Officer, Ambac Financial Group, Inc., New York, New York Prior — Chairman of the Board, President and Chief Executive Officer, Ambac Financial Group, Inc., New York, New York (Financial Guarantee Insurance Holding Company)	1995	15,328	1,708	0.02	Ambac Financial Group, Inc.
John N. Lauer — 62 Chairman of the Board, President and Chief Executive Officer, Oglebay Norton Co., Cleveland, Ohio Prior — President and Chief Executive Officer, Oglebay Norton Co., Cleveland, Ohio (Industrial Minerals)	1992	22,010	1,277	0.03	BorsodChem, R.T., Menasha Corporation, Oglebay Norton Co.
William F. Massy — 66 President, The Jackson Hole Higher Education Group, Inc. and Professor of Education and Business Administration, Emeritus, Stanford University, Stanford, California (Education)	1984	27,605	2,253	0.04	None

Name, Age, Principal Occupation or Employment, Present and During Last Five Years	Director Since	Common Shares Beneficially Owned(1)	Deferred Shares(1)	Percent of Class	Other Directorships
Walden W. O'Dell — 55 Chairman of the Board, President and Chief Executive Officer, Diebold, Incorporated, Canton, Ohio Prior — President and Chief Executive Officer, Diebold, Incorporated, Canton, Ohio Prior — Group Vice President, Tool Group and President of Ridge Tool Division, Emerson, Elyria, Ohio; President, Liebert Corporation, (subsidiary of Emerson), Columbus, Ohio (Electrical, Electromechanical and Electronic Products and Systems)	1999	210,084(6)	70,000	0.39	None
W. R. Timken, Jr. — 62 Chairman and Chief Executive Officer, The Timken Company Canton, Ohio Prior — Chairman-Board of Directors, President and Chief Executive Officer, The Timken Company, Canton, Ohio, (Manufacturer of Tapered Roller Bearings and Specialty Alloy Steel)	1986	153,153(2)(5)	—	0.21	The Timken Company
Other Named Executive Officers:					
Gregory T. Geswein	—	28,039(6)	—	0.04	None
David Bucci	—	70,808(6)	—	0.10	None
Michael J. Hillock	—	65,578(2)(6)	—	0.09	None
Bartholomew J. Frazzitta	—	35,429(2)(6)	—	0.05	None
Robert W. Mahoney	—	352,191(2)(6)	—	0.49	The Sherwin-Williams Company, The Timken Company
All Directors and Executive Officers (30) as a Group	—	1,739,612(2)(3)(4)(5)(6)	75,238	2.53	—

---

(1) Messrs. Bucci, Hillock, Frazzitta and Mahoney have stock options issued under the 1991 Plan for 37,775, 28,100, 7,600 and 341,350 shares respectively that are exercisable within 60 days following March 1, 2001. Under the 1991 Plan, directors Bockius, Crandall, Fitzgerald, Gant, Halstead, Lassiter, Lauer, Massy and Timken each have stock options to acquire 8,016, 11,812, 1,750, 10,547, 6,750, 11,812, 5,000, 11,812 and 5,625 shares, respectively, within 60 days following March 1, 2001. For all directors and executive officers as a group, the number of shares that are exercisable within 60 days following March 1, 2001 under the 1991 Plan is 626,563. The shares subject to the stock options described in this footnote are included in the above

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table. The deferred shares for Messrs. Lassiter, Lauer, Massy and O'Dell are not included in the shares reported in the beneficial ownership column. Of these deferred shares only Mr. O'Dell's could be acquired within 60 days following March 1, 2001 and are included in the percent column.

(2) Includes shares registered as custodian or trustee for minors, shares held in trust or shares otherwise beneficially owned.

(3) Includes 13,939 shares (0.02%) in which Mr. Bockius has sole voting power and shared investment power. Mr. Bockius disclaims any beneficial ownership of these shares.

(4) Includes 17,269 shares (0.02%) in which Mr. Gant disclaims any beneficial ownership.

(5) Includes 105,362 shares (0.15%) in which Mr. Timken has shared voting power and shared investment power. Mr. Timken disclaims any beneficial ownership of 11,362 of these shares.

(6) Includes shares held in his or her name under the 401(k) Savings Plan over which he or she has voting power, and/or shares held in the Dividend Reinvestment Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To the Corporation's knowledge, based solely on review of such reports filed by the Corporation or provided to it and written representations that no other reports were required during the year ended December 31, 2000, all directors and executive officers complied with the Section 16(a) filing requirements except Donald R. Gant, a director. One report covering one transaction, a stock option exercise for 1,266 shares, was filed late.

DIRECTOR COMMITTEES AND COMPENSATION

The members of the Audit Committee are L. Lindsey Halstead, Chair, Louis V. Bockius III, Richard L. Crandall, Gale S. Fitzgerald and W. R. Timken, Jr. The committee met four times during 2000 in formal session and had various informal communications between themselves and management as well as the independent auditors at various times during the year. The committee's functions are described below under "Audit Committee Report."

The members of the Board Membership Committee are W. R. Timken, Jr., Chair, Donald R. Gant, L. Lindsey Halstead and Phillip B. Lassiter. The committee met two times during 2000. The committee's functions include reviewing the qualifications of potential director candidates and making recommendations to the Board of Directors to fill vacancies or to expand the size of the Board, when appropriate. The committee also makes recommendations as to the composition of the various committees of the Board and as to the compensation paid to the directors for their services on the Board and on the committees. The committee will consider nominees recommended by shareholders upon written submission of pertinent data to the attention of the Corporate Secretary. Such data should include complete information as to the identity and qualifications of the proposed nominee, including name, address, present and prior business and/or professional affiliations, education and experience, particular field or fields of expertise, an indication of the nominee's consent, and reasons why, in the opinion of the recommending shareholder, the proposed nominee is qualified and suited to be a director of the Corporation as well as what particular contributions to the success of the Corporation such person could be expected to make.

The members of the Compensation and Organization Committee are Phillip B. Lassiter, Chair, Donald R. Gant, John N. Lauer and William F. Massy. The committee met five times during 2000. The committee's functions are described below under "Compensation and Organization Committee Report on Executive Compensation."

The members of the Executive Committee are John N. Lauer, Chair, Louis V. Bockius III and W. R. Timken, Jr. The committee did not hold any formal meetings in 2000. The functions of the committee were carried out by telephone or written correspondence. The committee's functions include reviewing the management and operation of the business of the Corporation between meetings of the Board of Directors.

The members of the Investment Committee are Donald R. Gant, Chair, Louis V. Bockius III, John N. Lauer and William F. Massy. The committee met one time in 2000. The committee's functions include establishing the investment policy including asset allocation for the Corporation's cash, short-term securities and retirement plan assets, overseeing the management of those assets, ratifying fund managers recommended by management and reviewing at least annually the investment performance of the Corporation's retirement plans and 401(k) Savings Plans to assure adequate and competitive returns.

The members of the Strategic Focus Committee are Richard L. Crandall, Chair, Gale S. Fitzgerald, L. Lindsey Halstead, Phillip B. Lassiter and William F. Massy. The committee met three times in 2000. The committee's functions include stimulating strategic thinking and strategy development by senior management so that the Corporation remains a growth company that continuously increases shareholder value in an environment of changing technologies and market conditions.

In 2000 the Board of Directors held six meetings. All directors attended 75% or more of the aggregate of all meetings of the Board and the Board committees on which they served during the year.

Non-employee directors are compensated for their services as directors at the rate of $25,000 per year. Non-employee directors who are members of the Audit Committee, Board Membership Committee, Compensation and Organization Committee, Executive Committee, Investment Committee and Strategic Focus Committee are compensated for their services at the rate of $3,000 per year per committee. In addition, each chair of a committee receives $1,000 per year, and each member of a committee who attends a meeting of a committee receives a fee of $1,000. A director may elect to defer receipt of all or a portion of his or her compensation pursuant to the Amended and Restated 1985 Deferred Compensation Plan for Directors. Each non-employee director may also receive an award of option rights or restricted shares under the 1991 Plan. In 2000 each non-employee director was awarded a stock option to purchase 3,500 Common Shares at an exercise price

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representing 100% of the market price of the Common Shares as of the date of grant. All directors' options are entitled to reload rights as described in footnote 2 of the table entitled Option Grants in Last Fiscal Year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation and Organization Committee are Phillip B. Lassiter, Chair, Donald R. Gant, John N. Lauer and William F. Massy. Mr. Gant formerly served as a director and officer for two of the Corporation's subsidiaries, but did not receive any additional compensation for serving in these capacities.

Although Goldman, Sachs & Co., performed no investment advisory services for the Corporation or its subsidiaries in 2000, in the ordinary course of business, Goldman, Sachs & Co. may be called upon in the future to provide investment advisory or other services for the Corporation. Donald R. Gant is a senior director of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc.

EXECUTIVE COMPENSATION

The following table provides information relating to the annual and long-term compensation for the years ended 2000, 1999, and 1998 for the named executive officers of the Corporation. The amounts shown include compensation for services in all capacities that were provided to the Corporation including any amounts which may have been deferred.

SUMMARY COMPENSATION TABLE

					Long Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(1)	Restricted Stock Awards(2)	Securities Underlying Options	LTIP Payouts	All Other Compen-sation(1)
Walden W. O'Dell(3)	2000	$500,000	$360,000	$101,426	$ 702,650	–0–	$ –0–	$ 34,328
Chairman of the Board, President and Chief Executive Officer	1999	83,333	–0–	304,625	4,950,000	–0–	–0–	3,675,000
Gregory T. Geswein(3) Senior Vice President and Chief Financial Officer	2000	206,250	165,000	5,422	458,140	35,000	–0–	4,208
David Bucci	2000	237,000	128,000	16,306	407,412	35,000	–0–	4,547
Senior Vice President	1999	198,333	88,000	14,804	314,147	25,000	–0–	6,700
North America	1998	190,000	–0–	8,117	183,561	9,000	–0–	7,513
Michael J. Hillock	2000	237,000	138,650	16,424	407,412	35,000	–0–	4,833
Senior Vice President	1999	191,667	90,000	24,876	55,200	25,000	–0–	6,912
International Sales and Service	1998	180,000	–0–	339,375	–0–	9,000	388,438	8,132
Bartholomew J. Frazzitta	2000	195,000	74,100	15,009	213,850	10,000	–0–	5,658
Vice President	1999	185,000	73,000	14,308	–0–	10,000	45,655	7,525
Retail and Physical Security Group	1998	184,000	–0–	14,136	–0–	–0–	353,109	8,719
Robert W. Mahoney(3)(4)	2000	275,000	220,000	15,950	–0–	–0–	–0–	257,332
Retired; Former Chairman	1999	550,000	370,700	21,431	158,700	60,000	–0–	129,247
of the Board	1998	550,000	–0–	21,073	–0–	56,250	1,112,303	65,570

(1) The amounts reported for 2000 for Other Annual Compensation consist of amounts reimbursed to the named executive officers for tax liability on the following items: use of a Corporation automobile or cash in lieu thereof; supplemental executive life insurance, financial planning services, temporary living and relocation expenses and memberships. In addition, this column includes $87,435 in temporary living and relocation expenses and $75,035 for the tax liability on these expenses for Mr. O'Dell. The All Other Compensation column presents amounts representing the dollar value of insurance premiums paid by the Corporation for the

benefit of the executive and amounts contributed for 2000 under the Corporation's 401(k) Savings Plan respectively as follows: Mr. O'Dell ($761, $5,717); Mr. Geswein ($495, $3,713); Mr. Bucci ($0, $4,547); Mr. Hillock ($281, $4,552); Mr. Frazzitta ($1,095, $4,563) and Mr. Mahoney ($2,052, $4,590). The All Other Compensation column also includes an amount of $27,850 and $134,901 for preferential interest earned but not paid in 2000 by Mr. O'Dell and Mr. Mahoney, respectively, on deferred compensation.

(2) As of December 31, 2000 Mr. O'Dell held a total of 159,900 Restricted Shares with a value as of that date of $5,336,663 and 50,000 Performance Shares with a value of $1,668,750; Mr. Geswein held a total of 19,000 Restricted Shares with a value as of that date of $634,125; Mr. Bucci held a total of 28,538 Restricted Shares with a value as of that date of $952,456; Mr. Hillock held a total of 17,400 Restricted Shares with a value as of that date of $580,725, and Mr. Frazzitta held a total of 9,100 Restricted Shares with a value as of that date of $303,713. Dividends are paid on Restricted Shares and the other awards shown in this column at the same rate as paid to all shareholders.

(3) For the period of January 1 — April 19, 2000 Mr. O'Dell served as President and CEO and Mr. Mahoney served as Chairman of the Board. Mr. Geswein joined the Corporation on April 1, 2000.

(4) Mr. Mahoney retired as Chairman of the Board at the annual meeting in 2000 and as an employee on July 1, 2000. Under a two-year consulting agreement Mr. Mahoney is entitled to $200,000 per year for consulting services through July 1, 2002, plus an off-site office and secretarial support. There was no change in the terms of stock options held by Mr. Mahoney at the time of his retirement, except that the five-year term of his performance-based options to purchase 112,500 shares was extended until the end of the consulting period. The agreement also provided that he would receive 83.3 percent of any amount that would have been payable for the three-year performance period ended December 31, 2000 under his outstanding performance share awards, but no amounts were earned for that period. He will likewise be entitled to 50 percent of any amount that may become payable for the performance period ending in 2001. The consulting agreement also obligates Mr. Mahoney to refrain from competing with the Corporation and solicitation of its employees for a 3-year period starting at the end of the consulting period.

EMPLOYMENT CONTRACTS AND TERMINATION
OF EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS

The Corporation entered into an employment agreement with Mr. O'Dell when he joined the Corporation on November 1, 1999. This agreement provides for a term of employment for three years with automatic one-year renewals thereafter unless either party notifies the other at least twelve months before the scheduled expiration date that the term is not to renew. During the term of the agreement, Mr. O'Dell is entitled to base salary of at least $500,000 per year and an annual bonus opportunity equal to 100% of his base salary. In January 2000 the Board of Directors increased Mr. O'Dell's annual bonus opportunity equal to 120% of his base salary. Mr. O'Dell's agreement also provides for the payment of severance compensation in the event his employment terminates under certain circumstances, including two years' salary, bonus and specified benefits if his employment is terminated by the Corporation without cause. The agreement also provides for participation in the Corporation's benefit programs offered to other executive officers, and reimbursement of business expenses and specified perquisites on a tax-grossed-up basis. Additional commitments, benefits and awards provided under the agreement are described in this section below, the Summary Compensation Table, the Pension Plan Table and the Compensation and Organization Committee Report on Executive Compensation.

The Corporation has entered into agreements with each of the named executive officers, and certain other executives, providing that in the event of any change in control of the Corporation through the acquisition of 20 percent or more of the outstanding voting securities of the Corporation, certain changes in the composition of the Corporation's Board of Directors, or by merger or consolidation of the Corporation into, or sale of substantially all of its assets to, another corporation, such persons would continue their employment with the Corporation in their present positions for a term of three years following such change in control. During such term of employment, each of the named executive officers would be entitled to receive base compensation and to continue to participate in incentive and employee benefit plans at levels no less favorable to him or her than prior to commencement of the term. In the event of the termination of such person's employment under certain circumstances after a change in control of the Corporation, such person would be entitled to receive a payment in the amount of approximately twice such person's prior base salary and to continue to participate in certain employee benefit plans for up to two years. In Mr. O'Dell's case his employment agreement provides that he would be entitled to receive a payment of approximately three times his prior base salary and to continue to participate in certain employee benefit plans for up to two years. None of the agreements will become operative until a change in control of the Corporation has occurred, prior to which time the Corporation and such persons each reserve the right at any time, with or without cause, to terminate his or her employment relationship. The Corporation has established trusts to secure, among other things, the payment of amounts that may become payable pursuant to these agreements and to reimburse such persons for expenses incurred in attempting to enforce the Corporation's obligations pursuant to these agreements and certain other arrangements. These trusts will be funded only in connection with or in anticipation of a change in control of the Corporation.

OPTION GRANTS IN LAST FISCAL YEAR

The following table provides information relating to stock option grants for the year 2000 for the named executive officers of the Corporation. No stock appreciation rights were granted to the named executive officers or other optionees during 2000.

	Individual Grants			Grant Date Value(1)	
Name	Number of Securities Underlying Options Granted(2) (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)(3)	Expiration Date	Grant Date Present Value($)
Walden W. O'Dell....................	–0–	–0–	–0–	–0–	–0–
Gregory T. Geswein	35,000	7.0	26.41	4/02/10	276,500
David Bucci.........................	35,000	7.0	22.88	1/26/10	242,550
Michael J. Hillock....................	35,000	7.0	22.88	1/26/10	242,550
Bartholomew J. Frazzitta	10,000	2.0	22.88	1/26/10	69,300
Robert W. Mahoney	–0–	–0–	–0–	–0–	–0–

(1) The Securities and Exchange Commission authorizes the use of variations of the Black-Scholes option-pricing model for valuing executive stock options in its rules on executive compensation disclosure. The Corporation utilizes the Black-Scholes model to estimate the grant date present value of stock option grants. The following assumptions were used in calculating the Black-Scholes present value of the 2000 stock option grants: (a) an expected option term of four years for options expiring on January 26, 2010 and April 2, 2010 for the options granted to Messrs. Bucci, Hillock, Frazzitta and Geswein respectively; (b) an interest rate of 6.63% which is the interest rate for a zero-coupon U.S. government issue with a maturity of four years; (c) volatility of 31% calculated using the daily ending stock price for the equivalent period to the expected option term prior to grant date; and (d) dividend yield of 1.58%, the average dividends paid annually over the last four years. There is no assurance that the value actually realized by an executive will be at or near the estimated Black-Scholes value. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. The Corporation does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option.

(2) All option grants were new and not granted in connection with an option repricing transaction. The term of the options is ten years, and vesting occurs at the rate of 25% annually beginning one year from the date of grant or immediately in the event of a change in control. These options have a reload feature, under which an optionee can elect to pay the exercise price using previously owned shares and receive a new option at the then current market price for a number of shares equal to those surrendered. The reload feature is only available, however, if the optionee agrees to defer receipt of the balance of the option shares for at least two years. This feature was also made available to all outstanding stock options held by these individuals.

(3) The exercise or base price per share represents the fair market value of the Corporation's Common Shares as of the date of grant.

11

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES

The following table provides information relating to stock option exercises for the year 2000 and exercisable and unexercisable stock options at December 31, 2000 for the named executive officers of the Corporation. No stock appreciation rights were awarded to such individuals during the last fiscal year, and no stock appreciation rights were exercised or remained unexercised during the last fiscal year.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at-FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Walden W. O'Dell	–0–	–0–	–0–	–0–
Gregory T. Geswein	–0–	–0–	–0–	–0–
			35,000**	243,775**
David Bucci	11,642	148,182	19,625*	112,632*
			59,600**	371,457**
Michael J. Hillock	15,524	206,438	10,850*	–0–*
			58,250**	367,325**
Bartholomew J. Frazzitta	–0–	–0–	2,600*	–0–*
			17,500**	104,950**
Robert W. Mahoney	56,250	775,350	341,350*	516,488*
			–0–**	–0–**

* exercisable

** unexercisable

PENSION PLAN TABLE

The named executive officers and the other executive officers are eligible to participate in a qualified non-contributory defined benefit retirement plan ("Retirement Plan"). In addition, the named executive officers, and the other executive officers participate in an unfunded non-qualified supplemental retirement plan ("Supplemental Plan").

The following table sets forth the estimated annual benefits for both the Retirement Plan and the Supplemental Plan upon retirement at age 62 to the executive officers who elect to retire and receive an annuity. The benefit amounts shown in this table are in addition to any benefits to which the participant might be entitled under the Social Security Act, and assume that the Supplemental Plan and the Social Security Act continue unchanged and that one-half of each participant's anticipated Social Security benefit is $7,884 per year at age 62.

Average Compensation At Age 62	Annual Benefit Payable At Age 62		
	5 Years of Service	10 Years of Service	15 or More Years of Service
$ 300,000	$ 57,116	$122,116	$ 187,116
500,000	100,449	208,783	317,116
700,000	143,783	295,449	447,116
900,000	187,116	382,116	577,116
1,100,000	230,449	468,783	707,116
1,300,000	273,783	555,449	837,116
1,500,000	317,116	642,116	967,116
1,600,000	338,783	685,449	1,032,116
1,700,000	360,449	728,783	1,097,116

Benefit levels under the Retirement Plan are based on years of service (subject to a maximum of 30 years), final average compensation (which is a 5-year average of the Salary and Bonus, as reflected in the Summary Compensation Table but limited to $170,000 in 2000, $160,000 in 1999, 1998 and 1997 and $150,000 in 1996), and the participant's individual Covered Compensation as defined under the Internal Revenue Code. The Supplemental Plan provides a supplemental monthly retirement benefit so that a participant's total retirement benefit from the Retirement Plan and the Supplemental Plan, plus one-half of the participant's anticipated Social Security benefit, equals 65% (prorated for less than 15 years of service) of the participant's final average compensation received from the Corporation during the highest five consecutive years of the last ten calendar years of employment. Compensation is defined for this purpose as Salary plus Bonus accrued for each such calendar year. The Supplemental Plan benefits are payable at age 62 on a joint & survivor basis, if married, and a single life basis, if single at retirement. A participant may also elect, subject to the approval of the Compensation and Organization Committee of the Board, to receive benefits in the form of a lump sum payment at retirement. In no case will less than 5 years of benefit be paid to the participant, his or her spouse and/or beneficiary, as applicable. Benefits are available to participants electing early retirement at age 60 (on a reduced basis) and who die or become disabled while employed. Benefits are also available to participants whose employment is involuntarily terminated with no service requirement. Reduced benefits (computed at 55% of final average compensation, rather than 65%) are available to participants who voluntarily terminate employment after completing 15 years service. Accrued benefits under the Supplemental Plan are fully vested in the event of a change in control of the Corporation.

As of December 31, 2000, the number of years of service for the named executive officers is as follows: Mr. O'Dell, 8.4 years; Mr. Geswein 0.8 years; Mr. Bucci, 23.3 years; Mr. Hillock, 21.8 years; Mr. Frazzitta, 28.2 years; and Mr. Mahoney, 17.9 years. The number of years of service for Mr. O'Dell includes 7 years of service provided under his employment agreement upon commencing his employment by the Corporation, which are to be taken into account in determining his accrued benefit under the Supplemental Plan upon any termination of employment. His Agreement also provides that he is fully vested in his accrued benefit under the Supplemental Plan.

COMPENSATION AND ORGANIZATION COMMITTEE REPORT
ON EXECUTIVE COMPENSATION

The Compensation and Organization Committee (the "Committee") is composed entirely of non-employee directors. The Committee's principal functions are to establish base salary levels, to determine and measure achievement of corporate and individual goals for the named executive officers and other executive officers under the Annual Incentive Plan, and to select the participants, measure achievement of objectives and determine awards under the 1991 Equity and Performance Incentive Plan, as Amended and Restated (the "1991 Plan"). In addition, the Committee reviews any proposed changes to any benefit plans of the Corporation such as retirement plans, deferred compensation plans and 401(k) Savings Plans. The Committee's recommendations are subject to the approval of the Board of Directors.

The Committee believes that the compensation for the named executive officers and the other executive officers should tie individual compensation to the performance of the Corporation. From time to time, the Committee reviews studies prepared by independent compensation consultants and meets with them to review such studies when necessary. Throughout 2000 the Committee worked with an outside consultant to review and evaluate the executive compensation program. The commencement of this process early in the year coincided with the election of the new president and chief executive officer at the end of the prior year. Particular emphasis was placed on the long-term incentive elements of the program. This process included a review of compensation policies of companies similar to the Corporation in size and industry and included those companies with which the Corporation competes for talented executives. The companies selected for this purpose included four of the five companies reflected in the Corporation's performance graph. The data used for review of compensation policies was based upon companies that are similar in size and lines of business to the Corporation. The Committee used this data, as well as the results and update from the evaluation of the executive compensation program, as a basis for review and recommendation for compensation approved for the executive officers in 2000.

The Committee completed its re-evaluation of the compensation and benefits program toward the end of 2000. The Committee made a number of changes in the program during the course of the year, which are described in this report, and also undertook to implement additional changes during 2001 as a result of the re-evaluation.

The Corporation currently has three basic elements in the compensation for its executive officers. These elements are (a) base salary compensation, (b) annual incentive compensation and (c) long-term incentive compensation. These elements of compensation recognize both individual and corporate performance. Annual incentive compensation provides incentive compensation which optimizes rewards for performance over a shorter period of performance, while long-term incentive compensation optimizes rewards for performance over a longer term based upon achievement of cumulative earnings, usually over a three-year period. In addition, stock option grants result in a reward when the market value appreciates in relation to the option price. The Committee believes that the base salary should be set at or below median, and that total compensation should be at or above the median when the Corporation meets or exceeds its expectations and below when it does not. Further, a significant proportion of total compensation should be variable and dependent on the overall performance of the Corporation, and this objective can be achieved through appropriate design of long-term incentive compensation.

Base Salary Compensation

The base salary for all executive officers is reviewed annually, and the Committee's review process continues throughout the year. This review includes an analysis of past and expected future performance of the executive officers, as well as the responsibilities and qualifications of the executive officers individually and the performance of the Corporation in comparison with companies similar to the Corporation. As noted above, the Committee's compensation policy is to generally set base salary at or below median. In August 1998, due to business conditions, the Committee imposed a general deferral of increases in the salaries of the executive officers for a twelve-month period which was extended through 1999. Exceptions to the deferral were made for several executive officers who received increases due to increased responsibilities. Except for these executive officers, the salaries for all other executive officers remained the same. In 2000 the Committee reviewed the salaries for the executive officers and the performance of such officers. As a result the Committee recommended modest increases in the salaries for the executive officers.

Annual Incentive Compensation

The Annual Incentive Plan ("Incentive Plan") recognizes the performance of the named executive officers, other executive officers and key managers who contribute to the Corporation's success. These participants have the greatest impact on the profitability of the Corporation. In general, the participants with the most significant responsibility have the greatest proportion of their cash compensation tied to the Incentive Plan. The performance criteria, which are described in more detail below, reflect a combination of corporate operating profit and specific individual goals and objectives.

At the beginning of each year, the Committee establishes annual performance goals for the Corporation which are based on operating profit. The performance goals include threshold and maximum amounts for achievement. The Committee established the threshold level for 2000 at a level that required the Corporation to exceed by nine percent the operating profit achieved in 1999 before any payout could occur and with the maximum amount at 20 percent over 1999. At the same time, the Committee reviewed, amended and approved individual personal performance goals and objectives for the named executive officers. The Incentive Plan is generally weighted 50% on the Corporation achieving its operating profit goal, and 50% on the achievement of the individual goals and objectives. No Incentive Plan compensation is paid if the Corporation does not achieve at least the threshold amount of its operating profit goal even though an individual may have achieved his or her personal goals and objectives. At the end of each year, the Committee reviews the performance of the Corporation and achievement of the personal goals and objectives for the named executive officers and other executive officers. The Committee then reviews its findings and recommendations with the Board of Directors. In 2000 the Corporation did exceed the threshold level of its performance goals. In its review of the Corporation's performance, the Committee also considered the measure of earnings per share along with operating profit. This resulted in a lesser amount of Incentive Compensation paid to the executive officers and other key managers. The individual goals of the executive officers were generally achieved at less than full performance levels, and the executive officers received Incentive Compensation accordingly.

Long-Term Incentive Compensation

The 1991 Plan affords flexibility in the types of awards that can be made for a long-term period. In particular, certain awards tie the individual's performance to the performance of the Corporation.

Prior to the year 2000, performance share grants were generally used as the principal form of equity incentive for the Corporation's executive officers. None of the awards granted in prior years paid out during 2001 since stipulated reference targets were not achieved. Owing to the Committee's ongoing re-evaluation of the overall program during 2000, as well as the arrival of the new president and chief executive officer at the end of 1999, the Committee opted to replace the performance share grants with interim awards of restricted shares that are subject to forfeiture on termination of employment before seven years unless the Corporation's stock price achieves specified hurdles — vesting 50 percent upon a 50 percent stock price increase and an additional 50 percent upon a 100 percent increase. As in prior years, the Committee also awarded restricted shares with three-year vesting to executive officers promoted during the year, who had not received performance-based awards under the 1991 Plan in the past, but became eligible to be considered for performance awards going forward, in order to equalize their compensation with the other executive officers. Prior to recommending the grants, the Committee reviewed the performance, together with the responsibilities, of the executive officers. The grants were generally determined by the level of responsibilities and the performance of the executive officers. These executive officers have the greatest impact on the profitability of the Corporation.

After the end of the 2000 year, the Committee determined to return to the use of performance shares for 2001 as in prior years. The principal changes included adoption of new performance measures based on four separate financial measures: revenue growth, return on total capital, growth in earnings per share, and relative total shareholder return.

15

In addition, during 2000 the Committee recommended, and the Board of Directors approved, stock option grants to the named executive officers as in prior years and also to other executive officers. The option awards reflect conclusions presented in an earlier report by an outside compensation consultant, which had indicated that the combination of annual incentive compensation and performance share awards were well below median at the level of the executive officers. The report had also concluded that reliance on share awards as the sole long-term incentive did not provide sufficient upside leverage to recognize excellent performance. The number of option shares granted was based upon the recommendations of the compensation consultants working with the Committee during 2000. In making its recommendations, the consultants considered target total compensation for the peer companies of the Corporation as well as the value of option grants as determined by means of the Black-Scholes option valuation method.

The Committee believes that stock options provide an essential competitive component in the executive compensation program. Also, the Committee believes that stock options align the interests of the named executive officers and other executive officers with those of the Corporation's shareholders since no benefit inures to the executive officers unless stock price appreciation occurs over a period of years. Information on the stock options granted to the named executive officers is included in the table entitled Option Grants in Last Fiscal Year. The Committee also considers the mix of share and option awards in seeking to make the most effective use of equity compensation. In 2000, as in prior years, the proportion of options to share awards was generally set at 33 percent options to 67 percent share awards. Upon completion of its 2000 review, the Committee determined to change this proportion to approximately 50/50 for 2001 in order to increase option leverage.

Stock Ownership Guidelines

Based upon information provided by the compensation consultant, stock ownership guidelines were established at the end of 1996 for the named executive officers and other executive officers. The Committee and the Board of Directors believe that it is important for each executive officer to have a substantial investment in the Corporation as such investment links an executive officer's interests with other shareholders. These guidelines set forth a specific target level of ownership based upon a multiple of base salary. The target levels are 4 times for group vice presidents and vice presidents, 6 times for executive vice presidents and senior vice presidents, 8 times for the president and chief operating officer and 10 times for the chairman of the board and the chief executive officer. The guidelines recommend that the executive officers reach their respective level within three to five years. Periodic adjustments may be considered, and discretion may be used in certain instances. It is expected that the target levels will be achieved from stock that is obtained by the executive officers through the various elements of the executive compensation program. The Committee reviews progress toward the target levels of ownership on an annual basis to determine whether all of the executive officers are at the requisite level of making progress toward such target levels.

Chief Executive Officer Compensation

Mr. O'Dell joined the Corporation as president and chief executive officer on November 1, 1999. He was elected to the additional position of chairman of the board in April 2000. Mr. O'Dell's employment agreement sets his base salary at $500,000 per year. It also provides for an annual incentive award opportunity under the Incentive Plan of 100 percent of base salary. The Committee increased this percentage to 120 percent, but did not make any other changes in Mr. O'Dell's compensation during 2000. Mr. O'Dell received a payment under the Incentive Plan in the amount of $360,000 which was determined in the same manner as the payments to the other executive officers. He received this amount because he achieved certain predetermined personal goals and objectives, including asset management and the value of the Corporation's stock and because he met specified non-financial goals.

Like the other executive officers, Mr. O'Dell did not receive any payouts on his existing performance awards granted under the 1991 Plan following completion of the performance period ended December 31, 2000, since the stipulated targets were not met. The Committee awarded Mr. O'Dell restricted shares with performance vesting hurdles pursuant to the 1991 Plan on the same terms as those awarded to the other executive officers. Additional details about the compensation provided under the employment agreement are described under "Employment Contracts and Termination of Employment and Change-in-Control Agreements."

Compliance with Federal Tax Legislation

Federal tax legislation enacted in 1993 generally precludes the Corporation and other public companies from taking a tax deduction for compensation in excess of $1 million which is not performance-based and is paid, or otherwise taxable, to the named executive officers. While preserving flexibility to take the necessary action to attract and retain key employees, the Corporation has taken steps that are intended to ensure the Corporation is not adversely affected by this federal tax legislation. These actions include a policy pursuant to which certain senior executive officers have entered into agreements to automatically defer amounts affected by the limitation until the limitation no longer applies.

The foregoing report on 2000 executive compensation was submitted by the Compensation and Organization Committee of the Corporation's Board of Directors and shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission (the "Commission") or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934. The names of the directors who serve on the Compensation and Organization Committee are set forth below:

Phillip B. Lassiter, Chair
Donald R. Gant
John N. Lauer
William F. Massy

PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative shareholder return, which includes the reinvestment of cash dividends, of the Corporation's Common Shares with the cumulative total return of the S&P Composite-500 Stock Index and a custom composite index of five stocks. This index consists of Hubbell Inc. and Thomas & Betts Corp. (electrical products companies) and Harris Corp., SCI Systems Inc. and Varian Associates (diversified electronic products companies). These companies were selected based on similarity to the Corporation's line of business and similar market capitalization. The comparison covers the five-year period starting December 31, 1995 and ended December 31, 2000. The comparisons in this graph are required by rules promulgated by the Commission and are not intended to forecast future performance of the Corporation's Common Shares.



CUMULATIVE TOTAL RETURN
Based upon initial investment of $100 on December 31, 1995
with dividends reinvested

SOURCE: GEORGESON SHAREHOLDER COMMUNICATIONS INC.

	Dec-95	Dec-96	Dec-97	Dec-98	Dec-99	Dec-00
Diebold	$100	$173	$211	$151	$102	$148
S&P 500®	$100	$123	$164	$211	$255	$232
Custom Composite Index (5 Stocks)	$100	$127	$162	$150	$161	$142

APPROVAL OF THE AMENDED AND RESTATED
1991 EQUITY AND PERFORMANCE INCENTIVE PLAN

(As Amended and Restated as of February 7, 2001)

General

The Diebold, Incorporated 1991 Equity and Performance Incentive Plan (the "1991 Plan") has afforded the Corporation's Board of Directors (the "Board") and its Compensation and Organization Committee (the "Committee") the ability to offer a variety of compensatory awards designed to advance the interests and long-term success of the Corporation by encouraging stock ownership among key employees and, correspondingly, increasing their personal involvement with the future of the Corporation. In order to continue to enhance the Corporation's ability to attract and retain officers and key employees, the Board adopted the 1991 Equity and Performance Incentive Plan (As Amended and Restated as of February 7, 2001) (the "Amended Plan") on February 7, 2001, subject to approval by the Corporation's shareholders at the 2001 annual meeting. There are two principal reasons for amending and restating the 1991 Plan at this time. The first is to increase the number of shares available under the 1991 Plan and extend the life of the 1991 Plan as described below. The other is to provide express authorization for electronic documentation of awards. In addition, several other changes were made to update and improve the 1991 Plan. We also at this time are seeking shareholder reapproval of the material terms of the performance goals under the 1991 Plan in order to comply with the requirement under Section 162(m) of the Internal Revenue Code that such terms be reapproved every five years.

A summary of the principal proposed changes is set forth below, followed by a summary description of the entire Amended Plan. The full text of the Amended Plan is annexed to this Proxy Statement as *Appendix A,* and the following summaries are qualified in their entirety by reference to *Appendix A.*

The 1991 Plan was originally approved at the Corporation's 1991 annual meeting of shareholders and was approved as amended and restated at the 1997 annual meeting of shareholders. In 1998 the Board adopted an amendment to make reload options available to Non-Employee directors and provide for acceleration of the vesting of Option Rights granted to Non-Employee directors if a Non-Employee director elected to defer the gain realized upon the exercise of Option Rights. In 1999 the Board adopted another amendment, which permits Option Rights to provide that a Non-Employee director who has completed a specified term of service or reached a specified age would be entitled to exercise such Option Rights immediately upon termination of service. These prior amendments did not require shareholder approval and are incorporated in the Amended Plan.

Summary of Changes

Available Shares. The Amended Plan increases the number of Common Shares available by 3,000,000 Common Shares. The 1991 Plan as amended and restated in 1997 authorized the issuance of an aggregate of 6,265,313 Common Shares. As of February 7, 2001, 1,861,350 of these shares had been issued under the 1991 Plan, 3,278,233 Common Shares were subject to outstanding awards and 1,125,730 Common Shares were available for future awards.

Electronic Documentation. The 1991 Plan provided that each award would be evidenced by an agreement executed on behalf of the Corporation by any officer and delivered to and accepted by the participant, setting forth the terms and conditions of the award. The Amended Plan provides that the awards may be evidenced by any "Evidence of Award," which is defined in the Amended Plan as an agreement, certificate, resolution or other type of writing approved by the Board, setting forth the terms and conditions of the award. The Amended Plan expressly provides that an Evidence of Award may be in electronic medium, may be limited to a notation on the books of the Corporation, and need not be signed.

Detrimental Activity. The 1991 Plan did not include any specific provisions regarding the Corporation's Rights upon the occurrence of detrimental activity by a participant. The Amended Plan sets forth a definition of "Detrimental Activity" and adds a section providing for the Corporation's rights upon the occurrence of Detrimental Activity.

Termination.   The 1991 Plan provided that no grant (other than the automatic grant of Reload Options) be made 10 years after the date the 1991 Plan was first approved by shareholders. The Amended Plan extends this term to 10 years from the date of the approval of the Amended Plan at the 2001 annual meeting of shareholders.

Summary of the Amended Plan

Shares Available Under the Amended Plan.   Subject to adjustment as provided in the Amended Plan, the number of Common Shares that may be issued or transferred (i) upon the exercise of Option Rights or Appreciation Rights, (ii) as Restricted Shares and released from substantial risks of forfeiture thereof, (iii) as Deferred Shares, (iv) in payment of Performance Shares or Performance Units that have been earned, (v) as awards to Non-Employee Directors or (vi) in payment of dividend equivalents paid with respect to awards made under the Plan shall not exceed in the aggregate 9,265,313 shares (3,265,313 of which were approved in 1991, 3,000,000 of which were approved in 1997 and 3,000,000 of which are being added by this Amendment and Restatement) plus any shares relating to awards that expire or are forfeited or cancelled. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing. Upon the payment of any Option Price by the transfer to the Corporation of Common Shares or upon satisfaction of any withholding amount by means of transfer or relinquishment of Common Shares, there shall be deemed to have been issued or transferred under the Amended Plan only the net number of Common Shares actually issued or transferred by the Corporation.

The aggregate number of Common Shares actually issued or transferred by the Corporation upon the exercise of Incentive Stock Options ("ISO") shall not exceed 9,265,313 shares. Further, no participant shall be granted Option Rights for more than 200,000 Common Shares during any calendar year, subject to adjustments as provided in the Amended Plan. In no event shall any participant in any calendar year receive more than 200,000 Appreciation Rights, 200,000 Restricted Shares, 200,000 Deferred Shares or receive an award of Performance Shares or Performance Units having an aggregate maximum value as of their respective Dates of Grant in excess of $3,000,000, subject to adjustments as provided in the Amended Plan.

Eligibility.   Officers and key employees of the Corporation and its subsidiaries may be selected by the Board to receive benefits under the Amended Plan. In addition, non-employee directors of the Corporation will be eligible for discretionary grants of Option Rights as described below under the heading "Awards to Non-Employee Directors."

Option Rights.   Option Rights may be granted which entitle the optionee to purchase Common Shares at a price not less than *85* percent of market value at the date of grant, except that the option price per share for any ISO shall not be less than 100 percent of market value per share. The option price is payable (i) in cash at the time of exercise; (ii) by the transfer to the Corporation of nonforfeitable unrestricted Common Shares owned by the optionee having a value at the time of exercise equal to the option price; (iii) by surrender of any other award under the Amended Plan having a value at the time of exercise equal to the option price; or (iv) a combination of such payment methods. The Amended Plan would permit the exercise of Option Rights by means of the delivery of previously owned Common Shares in partial satisfaction of the exercise price and the successive re-delivery of the shares so obtained to satisfy the exercise price of additional Option Rights until the grant has been fully exercised.

The Board has the authority to specify at the time Option Rights are granted that Common Shares will not be accepted in payment of the option price until they have been owned by the optionee for a specified period; however, the Amended Plan does not require any such holding period and would permit immediate sequential exchanges of Common Shares at the time of exercise of Option Rights. Any grant of an Option Right may provide for deferred payment of the option price from the proceeds of sale through a broker of some or all of the Common Shares to which the exercise relates.

Any grant may provide for the automatic grant of additional Option Rights ("Reload Option Rights") to an optionee upon the exercise of Option Rights using Common Shares as payment. Any Reload Option Rights may cover up to the number of Common Shares, Deferred Shares, Option Rights or Performance Shares (or the number of Common Shares having a value equal to the value of any Performance Units) surrendered to the

Corporation upon exercise in payment of the option price or to meet any withholding obligations. The Reload Option Rights may have an option price that represents the same or greater percentage of the current market value per share at the time of exercise of the Option Rights that the option price of the Option Rights represented of the market value per share at the time such Option Rights were granted. Depending on the limitations, if any, imposed by the Board at the time of grant, Reload Option Rights with such a discount feature would permit an optionee, by delivery of previously owned Common Shares upon successive exercises of Reload Option Rights, to reduce or eliminate the amounts payable upon original exercise of the Option Rights.

The Board may, at or after the date of grant of any Option Rights (other than the grant of an ISO), provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that such equivalents be credited against the option price.

No Option Right may be exercisable more than 10 years from the date of grant. Each grant must specify the period of continuous employment with the Corporation or any subsidiary that is necessary before the Option Rights will become exercisable and may provide for the earlier exercise of such Option Rights in the event of a Change in Control or other similar transaction or event. Successive grants may be made to the same optionee whether or not Option Rights previously granted remain unexercised. Any grant of Option Rights may specify Management Objectives (as described below) that must be achieved as a condition to exercise such rights. Option Rights must be evidenced by an Evidence of Award containing the terms and provisions, consistent with the Amended Plan, as the Board may approve.

Appreciation Rights. Appreciation Rights provide optionees an alternative means of realizing the benefits of Option Rights. An Appreciation Right is a right, exercisable by surrender of the related Option Right, to receive from the Corporation an amount equal to 100 percent, or such lesser percentage as the Board may determine, of the spread between the option price and the current value of the Common Shares underlying the option. Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by the Corporation in cash, in Common Shares, or in any combination thereof, and may either grant to the optionee or retain in the Board the right to elect among those alternatives. Any grant may specify that such Appreciation Right may be exercised only in the event of a Change in Control or other similar transaction or event. Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition to exercise such rights. Appreciation Rights must be evidenced by an Evidence of Award containing the terms and provisions, consistent with the Amended Plan, as the Board may approve.

Restricted Shares. A grant of Restricted Shares involves the immediate transfer by the Corporation to a participant of ownership of a specific number of Common Shares in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value, as the Board may determine.

Restricted Shares must be subject to a ''substantial risk of forfeiture'' within the meaning of Section 83 of the Code for at least 3 years. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve the Corporation as an officer or key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Board for the period during which the forfeiture provisions are to continue. The Board may provide for a shorter period during which the forfeiture provisions are to apply in the event of a Change in Control of the Corporation or other similar transaction or event.

Any grant of Restricted Shares may specify Management Objectives which, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Any such grant must also specify in respect of such specified Management Objectives, a minimum acceptable level of achievement and must set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above the minimum level, but below full achievement of the specified Management Objectives. Restricted Shares must be evidenced by an Evidence of Award containing the terms and provisions, consistent with the Amended Plan, as the Board may approve.

Deferred Shares. A grant of Deferred Shares constitutes an agreement by the Corporation to deliver Common Shares to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Board may specify. During the Deferral Period, the participant has no right to transfer any rights under his or her award and no right to vote such Shares, but the Board may, at or after the date of grant, authorize the payment of dividend equivalents on such Shares on either a current or deferred or contingent basis, either in cash or in additional Common Shares. Awards of Deferred Shares may be made without additional consideration or in consideration of a payment by such participant that is less than the market value per share at the date of award.

Deferred Shares must be subject to a Deferral Period of at least 1 year, as determined by the Board at the date of the award, except that the Board may provide for a shorter Deferral Period in the event of a Change in Control or other similar transaction or event. Deferred Shares must be evidenced by an Evidence of Award containing the terms and provisions, consistent with the Amended Plan, as the Board may approve.

Performance Shares and Performance Units. A Performance Share is the equivalent of one Common Share and a Performance Unit is the equivalent of $1.00. A participant may be granted any number of Performance Shares or Performance Units, subject to the limitations set forth under Available Shares. The participant will be given one or more Management Objectives to meet within a specified period (the "Performance Period"). The specified Performance Period shall be a period of time not less than one year, except in the case of a Change in Control or other similar transaction or event, if the Board shall so determine. A minimum level of acceptable achievement will also be established by the Board. If by the end of the Performance Period, the participant has achieved the specified Management Objectives, the participant will be deemed to have fully earned the Performance Shares or Performance Units. If the participant has not achieved the Management Objectives, but has attained or exceeded the predetermined minimum level of acceptable achievement, the participant will be deemed to have partly earned the Performance Shares or Performance Units in accordance with a predetermined formula. To the extent earned, the Performance Shares or Performance Units will be paid to the participant at the time and in the manner determined by the Board in cash, Common Shares or any combination thereof. The grant may provide for the payment of dividend equivalents thereon in cash or in Common Shares on a current, deferred or contingent basis. Performance Shares and Performance Units must be evidenced by an Evidence of Award containing the terms and provisions, consistent with the Amended Plan, as the Board may approve.

Management Objectives. The Amended Plan requires that the Board establish "Management Objectives" for purposes of Performance Shares and Performance Units. When so determined by the Board, Option Rights, Appreciation Rights, Restricted Shares and dividend credits may also specify Management Objectives. Management Objectives may be described in terms of either Corporation-wide objectives or objectives that are related to the performance of the individual participant or subsidiary, division, department or function within the Corporation or a subsidiary in which the participant is employed. Management Objectives applicable to any award to a participant who is, or is determined by the Board likely to become, a Covered Employee, shall be limited to specified levels of or growth in (i) earnings; (ii) earnings per share; (iii) share price; (iv) total shareholder return; (v) return on invested capital, equity or assets; (vi) operating earnings; (vii) sales growth; and (viii) productivity improvement. If the Board determines that a change in the business, operations, corporate structure or capital structure of the Corporation, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Board may in its discretion modify such Management Objectives or the minimum acceptable level of achievement, in whole or in part, as the Board deems appropriate and equitable, except in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption under Section 162(m) of the Internal Revenue Code. In such case, the Board may not make any modification of the Management Objectives or minimum acceptable level of achievement.

Awards to Non-Employee Directors. The Board may, in its discretion, authorize the granting to Non-Employee Directors of Option Rights and may also authorize the grant or sale of Restricted Shares to Non-Employee Directors. Non-Employee Directors are not eligible to receive any other awards under the Amended Plan.

Each such Option Right will become exercisable to the extent of one-fourth of the number of shares covered thereby in each of the four successive years following the grant. However, in the event of a Change in Control of the Corporation, the Option Rights would become immediately exercisable in full. Each such Option Right granted under the Amended Plan will expire five years from the date of the grant, unless subject to earlier termination pursuant to the Amended Plan. However, the Board may provide that Option Rights granted to Non-Employee Directors after August 4, 1998 may become exercisable at an earlier time than one year from the date of grant, if the optionee elects to defer gain realized on the exercise of such Option Rights. Common Shares acquired upon the exercise of these Option Rights may not be transferred for one year, except in the case of the director's death, disability or other termination of service as a director.

In the event of the termination of service on the Board by the holder of any such Option Rights, other than by reason of disability or death, the then outstanding Option Rights of such holder may be exercised only to the extent that they were exercisable on the date of such termination and will expire on the earlier of their stated termination date or 90 days following the termination of the holder's service on the Board. In the event of death or disability, each of the then outstanding Option Rights of such holder may be exercised until the earlier of 1 year after such death or disability or the otherwise stated expiration date of the Option Rights. However, any Option Rights may provide that a director who has completed a specified period of service on the Board or attained a specified age will be entitled to exercise such Option Rights immediately in full at any time after termination until their stated expiration date.

If a Non-Employee Director subsequently becomes an employee of the Corporation or a subsidiary while remaining a member of the Board, any Option Rights held at that time will not be affected.

Option Rights may be exercised by a Non-Employee Director only by payment in full of the Option Price. Such payment may be in cash, in Common Shares previously owned by the director for more than 6 months, or a combination of both. Each grant may provide for the automatic grant of Reload Option Rights to an Optionee upon the exercise of Option Rights (including Reload Option Rights) using Common Shares. Reload Option Rights will cover up to the number of Common Shares surrendered to the Corporation upon any such exercise in payment of the Option Price. Reload Options may have an Option Price that is no less than that which represents the same percentage of the market value per share at the time of exercise of the Option Rights that the per share Option Price represented of the market value per share at the time the Option Rights being exercised were granted and will be on such other terms as may be specified by the directors, which may be the same or different from those of the original Option Rights.

Each grant or sale of Restricted Shares to Non-Employee Directors will be upon terms and conditions as described above.

Administration and Amendments. The Amended Plan is to be administered by the Board, except that the Board has the authority under the Plan to delegate any or all of its powers under the Plan to a committee (or subcommittee thereof) consisting of not less than three Non-Employee Directors within the meaning of Rule 16b-3 and who are ''outside directors'' within the meaning of Section 162(m) of the Code.

The Board is authorized to interpret the Amended Plan and related agreements and other documents. The Board may make awards to employees under any or a combination of all of the various categories of awards that are authorized under the Amended Plan, or in its discretion, make no awards. The Board may amend the Amended Plan from time to time without further approval by the shareholders of the Corporation except where required by applicable law or the rules and regulations of a national securities exchange. The Corporation reserves authority to offer similar or dissimilar benefits in plans that do not require shareholder approval.

The Board may provide for special terms for awards to participants who are foreign nationals or who are employed by the Corporation or any of its subsidiaries outside of the United States of America as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.

Transferability. Except as otherwise determined by the Board, no Option Right or Appreciation Right or other derivative security is transferable by an optionee except, upon death, by will or the laws of descent and distribution. If, however, the optionee is not a director or officer of the Corporation, transfer may be made to a fully revocable trust of which the optionee is treated as the owner for federal income tax purposes. Except as otherwise determined by the Board, Option Rights and Appreciation Rights are exercisable during the optionee's lifetime only by him or her. Notwithstanding the above, the Board may provide for transferability of awards under the Amended Plan if such provision would not disqualify the exemption for other awards under Rule 16b-3 of the Exchange Act.

The Board may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Corporation upon exercise of Option Rights or Appreciation Rights, upon termination of the Deferral Period applicable to Deferred Shares or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of the Amended Plan, shall be subject to further restrictions on transfer.

Adjustments. The maximum number of shares that may be issued and delivered under the Amended Plan, the number of shares covered by outstanding Option Rights and Appreciation Rights, and the prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction or event, the Board, in its discretion, may provide in substitution for any or all outstanding awards under the Amended Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced. The Board may also make or provide for such adjustments in the numbers of shares specified in Section 3 of the Amended Plan as the Board may determine appropriate to reflect any transaction or event described above.

Change in Control. A definition of "Change in Control" is included in the Amended Plan, which is attached hereto as *Appendix A*. This definition has been updated to reflect current law and practice.

Withholding Taxes. To the extent that the Corporation is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a participant or other person under this Plan, and the amounts available to the Corporation for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the participant or such other person make arrangements satisfactory to the Corporation for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. Participants must also make such arrangements as the Corporation may require for the payment of any withholding tax obligations that may arise in connection with the disposition of shares acquired upon the exercise of Option Rights. In no event, however, may the Corporation accept Common Shares for the payment of taxes in excess of required tax withholding rates, with respect to any grant made on or after July 1, 2000. However, in the discretion of the Board, a participant or such other person may surrender Common Shares owned for more than 6 months to satisfy any tax obligations resulting from any such transaction.

Detrimental Activity. Any Evidence of Award may provide that if a participant, either during employment by the Corporation or a Subsidiary or within a specified period after termination of such employment, engages in any Detrimental Activity, and the Board so finds, forthwith upon notice of such finding, the participant must:

(A) Return to the Corporation, in exchange for payment by the Corporation of any amount actually paid therefor by the participant, all shares of Common Shares that the participant has not disposed of that were offered pursuant to this Plan within a specified period prior to the date of the commencement of such Detrimental Activity, and

(B) With respect to any Common Shares so acquired that the participant has disposed of, pay to the Corporation in cash the difference between:

(i) Any amount actually paid therefor by the participant pursuant to this Plan, and

(ii) The Market Value per Share of the Common Shares on the date of such acquisition.

To the extent that such amounts are not paid to the Corporation, the Corporation may set off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or a Subsidiary to the participant, whether as wages, deferred compensation or vacation pay or in the form of any other benefit or for any other reason.

Governing Law. The Amended Plan and all awards granted and actions taken thereunder will be governed by the internal substantive laws of Ohio.

Amended Plan Benefits. It is not possible to determine specific amounts that may be awarded in the future under the Amended Plan. However, as indicated in the table below, the Board has made awards to certain executive officers named in the Summary Compensation Table and certain other key employees during fiscal 2000 and through February 7, 2001.

NEW PLAN BENEFITS
1991 Equity and Performance Incentive Plan
(As Amended and Restated as of February 7, 2001)

Name and Position	Option Rights		Performance Shares(1)		Restricted Shares		Deferred Shares	
	Common Shares	Option Price($)	Number	Value($)	Number	Value($)	Number	Value($)
Walden W. O'Dell Chairman of the Board, President and Chief Executive Officer	50,000	28.69	30,000	860,700	29,900	702,650	–0–	–0–
Gregory T. Geswein Senior Vice President and Chief Financial Officer	35,000 30,000	26.41 28.69	16,500	473,385	4,000 15,000	103,752 352,500	–0–	–0–
David Bucci Senior Vice President North America	35,000 25,000	22.88 28.69	15,000	430,350	2,400 15,000	55,200 352,500	–0–	–0–
Michael J. Hillock Senior Vice President International Sales and Service	35,000 25,000	22.88 28.69	15,000	430,350	2,400 15,000	55,200 352,500	–0–	–0–
Bartholomew J. Frazzitta Vice President, Retail and Physical Security Group	10,000 12,000	22.88 28.69	7,500	215,175	9,100	213,850	–0–	–0–
Robert W. Mahoney Retired; Former Chairman of the Board	–0–	–0–	–0–	–0–	–0–	–0–	6,900	158,700
Executive Group	131,300 40,000 174,000	22.88 26.78 28.69	104,400	2,995,236	6,345 101,200 28,300	145,935 2,378,200 751,648	–0–	–0–
Non-Executive Director Group	31,500 2,694	28.59 32.00	–0–	–0–	–0–	–0–	–0–	–0–
Non-Executive Officer Employee Group	165,200 4,000 1,000 1,500 3,100 5,000 275,800	22.88 24.81 26.156 27.032 28.47 31.63 28.69	12,900	370,101	990 8,100	22,700 190,350	3,000	69,000

(1) The number of performance shares is at the maximum that can be earned.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of certain of the Federal income tax consequences of certain transactions under the Amended Plan based on Federal income tax laws in effect on January 1, 2001. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

Non-qualified Stock Options. In general, (i) no income will be recognized by an optionee at the time a non-qualified Option Right is granted; (ii) at the time of exercise of a non-qualified Option Right, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a non-qualified Option Right, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an ISO. If Common Shares are issued to the optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If Common Shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Appreciation Rights. No income will be recognized by a participant in connection with the grant of a tandem Appreciation Right or a free-standing Appreciation Right. When the Appreciation Right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted Common Shares received on the exercise.

Restricted Shares. The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares (reduced by any amount paid by the participant for such Restricted Shares) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code ("Restrictions"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such Restricted Shares. If a Section 83(b) election has not been made, any dividends received with respect to Restricted Shares that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Deferred Shares. No income generally will be recognized upon the award of Deferred Shares. The recipient of a Deferred Share award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted Common Shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such Deferred Shares), and the capital gains/loss holding period for such shares will also commence on such date.

Performance Shares and Performance Units. No income generally will be recognized upon the grant of Performance Shares or Performance Units. Upon payment in respect of the earn-out of Performance Shares or Performance Units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted Common Shares received.

Tax Consequences to the Corporation or Subsidiary

To the extent that a participant recognizes ordinary income in the circumstances described above, the Corporation or subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an ''excess parachute payment'' within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

VOTE REQUIRED TO APPROVE THE 1991 EQUITY AND PERFORMANCE INCENTIVE PLAN (AS AMENDED AND RESTATED AS OF FEBRUARY 7, 2001)

A favorable vote of the majority of votes cast on the matter is necessary for approval of the Amended Plan, provided that the total vote cast represents over 50% interest of all securities entitled to vote on the Amended Plan. Abstentions and broker non-votes will not be counted for determining whether the Amended Plan is passed.

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE 1991 EQUITY AND PERFORMANCE INCENTIVE PLAN (AS AMENDED AND RESTATED AS OF FEBRUARY 7, 2001).

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed of independent members as defined in Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards. The primary duties and responsibilities of the Committee are as follows: (a) monitor the adequacy of the Corporation's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance, (b) monitor the independence and performance of the Corporation's outside auditors and internal auditing department, and (c) provide an avenue of communication among the outside auditor, management, the internal audit organization and the Board of Directors of the Corporation.

The Board of Directors of the Corporation adopted a written Audit Committee Charter. A copy of this charter is included as *Appendix B* to this proxy statement.

The Audit Committee has reviewed and discussed with the Corporation's management and KPMG LLP, the Corporation's independent auditors, the audited financial statements of the Corporation contained in the Corporation's Annual Report to Shareholders for the year ended December 31, 2000. The Audit Committee has also discussed with the Corporation's independent auditors the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, *Communication with Audit Committees*).

The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (titled, ''Independence Discussions with Audit Committees''), and has discussed with KPMG LLP their independence. The Audit Committee has also considered whether the provision of information technology services and other non-audit services to the Corporation by KPMG LLP is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the U.S. Securities and Exchange Commission.

L. Lindsey Halstead, Chair
Louis V. Bockius III
Richard L. Crandall
Gale S. Fitzgerald
W. R. Timken, Jr.

27

RATIFICATION OF APPOINTMENT OF AUDITORS
BY THE BOARD OF DIRECTORS

KPMG LLP acted as the Corporation's independent auditors during the past fiscal year, and has so acted since 1965.

<u>Audit Fees</u>

KPMG LLP has billed the Corporation $663,935, in the aggregate, for professional services rendered by KPMG LLP for the audit of the Corporation's annual financial statements for the fiscal year ended December 31, 2000 and the reviews of the interim financial statements included in the Corporation's Forms 10-Q filed during the fiscal year ended December 31, 2000.

<u>Financial Information Systems Design and Implementation Fees</u>

KPMG LLP did not provide services nor did it bill the Corporation for professional services described in Paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X rendered by KPMG LLP during the fiscal year ended December 31, 2000.

<u>All Other Fees</u>

KPMG LLP has billed the Corporation $2,980,819, in the aggregate, for services rendered by KPMG LLP for all services (other than those covered above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees") during the fiscal year ended December 31, 2000. A major portion of these fees was related to acquisitions.

On the recommendation of the Audit Committee and the Board of Directors, and subject to ratification by the shareholders, the Board of Directors appointed KPMG LLP to examine the accounts and other records of the Corporation for the fiscal year ending December 31, 2001. The Board of Directors will present to the annual meeting a proposal that such appointment be ratified. Should the shareholders fail to ratify the appointment, the Board of Directors will reconsider its selection.

KPMG LLP has no financial interest, direct or indirect, in the Corporation or any subsidiary.

A representative of KPMG LLP is expected to be present at the annual meeting to make a statement if he or she desires to do so and to respond to appropriate questions.

**THE BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT
OF AUDITORS.**

EXPENSES OF SOLICITATION

The cost of soliciting the proxies will be paid by the Corporation. In addition to solicitation by mail, some of the Corporation's directors, officers and employees without extra compensation may conduct additional solicitations by telephone, facsimile and personal interviews. The Corporation will also enlist, at its own cost, the assistance of banks, bankers and brokerage houses in additional solicitations of proxies and proxy authorizations, particularly from those of their clients or customers whose shares are not registered in the clients' or customers' own names. Brokers, bankers, etc., will be reimbursed for out-of-pocket and reasonable clerical expenses incurred in obtaining instructions from beneficial owners of the Common Shares. It is estimated that the expense of such special solicitation will be nominal. In addition, Georgeson Shareholder Communications, Inc., New York, New York, has been retained to assist in the solicitation of proxies for an estimated fee of $7,000.

PROPOSALS OF SHAREHOLDERS

The Corporation must receive by November 15, 2001 any proposal of a shareholder intended to be presented at the 2002 annual meeting of shareholders of the Corporation (the "2002 Meeting") and to be included in the Corporation's proxy, notice of meeting and proxy statement related to the 2002 Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"). Such proposals should be submitted to the Secretary of the Corporation by certified mail, return receipt requested. Proposals of shareholders submitted outside the processes of Rule 14a-8 under the Exchange Act in connection with the 2002 Meeting ("non-Rule 14a-8 Proposals") must be received by the Corporation by January 29, 2002 or such proposals will be considered untimely under Rule 14a-4(c) of the Exchange Act. The Corporation's proxy related to the 2002 Meeting will give discretionary authority to the Proxy Committee to vote with respect to all non-Rule 14a-8 Proposals received by the Corporation after January 29, 2002.

OTHER MATTERS

The Corporation is not aware of any matters to be presented at the annual meeting other than the matters set forth herein. Should any other matters be presented for a vote of the shareholders, the proxy in the enclosed form confers discretionary voting authority upon the Proxy Committee. In accordance with the provisions of the General Corporation Law of the State of Ohio, the Board of Directors has appointed inspectors of elections to act at the annual meeting.

By Order of the Board of Directors

CHAREE FRANCIS-VOGELSANG
Vice President and Secretary

Canton, Ohio
March 15, 2001

**THE ANNUAL REPORT OF DIEBOLD, INCORPORATED FOR THE
YEAR ENDED DECEMBER 31, 2000, WAS MAILED TO ALL
SHAREHOLDERS ON OR ABOUT MARCH 15, 2001.**

DIEBOLD, INCORPORATED

1991 EQUITY AND PERFORMANCE INCENTIVE PLAN
(AS AMENDED AND RESTATED AS OF FEBRUARY 7, 2001)

1. **Purpose.** The purpose of the 1991 Equity and Performance Incentive Plan (As Amended and Restated as of February 7, 2001) (this "Plan") is to attract and retain directors, officers and key employees for Diebold, Incorporated (the "Corporation") and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.

2. **Definitions.** As used in this Plan,

"Annual Meeting" means the annual meeting of shareholders of the Corporation.

"Appreciation Right" means a right granted pursuant to Section 5 of this Plan.

"Board" means the Board of Directors of the Corporation and, to the extent of any delegation by the Board to a committee (or subcommittee thereof) pursuant to Section 17 of this Plan, such committee (or subcommittee thereof).

"Change in Control" shall have the meaning provided in Section 12 of this Plan.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Common Shares" means shares of common stock, $1.25 par value per share, of the Corporation or any security into which such Common Shares may be changed by reason of any transaction or event of the type referred to in Section 11 of this Plan.

"Covered Employee" means a Participant who is, or is determined by the Board to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision).

"Date of Grant" means the date specified by the Board on which a grant of Option Rights, Appreciation Rights, Performance Shares or Performance Units or a grant or sale of Restricted Shares or Deferred Shares shall become effective (which date shall not be earlier than the date on which the Board takes action with respect thereto) and shall also include the date on which a grant of Option Rights to a Non-Employee Director becomes effective pursuant to Section 9 of this Plan.

"Deferral Period" means the period of time during which Deferred Shares are subject to deferral limitations under Section 7 of this Plan.

"Deferred Shares" means an award made pursuant to Section 7 of this Plan of the right to receive Common Shares at the end of a specified Deferral Period.

"Designated Subsidiary" means a Subsidiary that is (i) not a corporation or (ii) a corporation in which at the time the Corporation owns or controls, directly or indirectly, less than 80 percent of the total combined voting power represented by all classes of stock issued by such corporation.

"Detrimental Activity" means:

(i) Engaging in any activity, as an employee, principal, agent, or consultant for another entity that competes with the Corporation in any actual, researched, or prospective product, service, system, or business activity for which the Participant has had any direct responsibility during the last two years of his or her employment with the Corporation or a Subsidiary, in any territory in which the Corporation or a Subsidiary manufactures, sells, markets, services, or installs such product, service, or system, or engages in such business activity.

(ii) Soliciting any employee of the Corporation or a Subsidiary to terminate his or her employment with the Corporation or a Subsidiary.

(iii) The disclosure to anyone outside the Corporation or a Subsidiary, or the use in other than the Corporation or a Subsidiary's business, without prior written authorization from the Corporation, of any confidential, proprietary or trade secret information or material relating to the business of the Corporation and its Subsidiaries, acquired by the Participant during his or her employment with the Corporation or its Subsidiaries or while acting as a consultant for the Corporation or its Subsidiaries thereafter.

(iv) The failure or refusal to disclose promptly and to assign to the Corporation upon request all right, title and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment by the Corporation and any Subsidiary, relating in any manner to the actual or anticipated business, research or development work of the Corporation or any Subsidiary or the failure or refusal to do anything reasonably necessary to enable the Corporation or any Subsidiary to secure a patent where appropriate in the United States and in other countries.

(v) Activity that results in termination for Cause. For the purposes of this Section, "Termination for Cause" shall mean a termination:

(A) due to the Participant's willful and continuous gross neglect of his or her duties for which he or she is employed, or

(B) due to an act of dishonesty on the part of the Participant constituting a felony resulting or intended to result, directly or indirectly, in his or her gain for personal enrichment at the expense of the Corporation or a Subsidiary.

(vi) Any other conduct or act determined to be injurious, detrimental or prejudicial to any significant interest of the Corporation or any Subsidiary unless the Participant acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation.

"Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Board which sets forth the terms and conditions of the Option Rights, Appreciation Rights, Performance Units, Performance Shares, Restricted Shares, Deferred Shares or other awards. An Evidence of Award may be in an electronic medium, may be limited to a notation on the books and records of the Corporation and, with the approval of the Committee, need not be signed by a representative of the Corporation or a Participant.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

"Incentive Stock Options" means Option Rights that are intended to qualify as "incentive stock options" under Section 422 of the Code or any successor provision.

"Management Objectives" means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares or Performance Units or, when so determined by the Board, Option Rights, Appreciation Rights, Restricted Shares and dividend credits pursuant to this Plan. Management Objectives may be described in terms of Corporation-wide objectives or objectives that are related to the performance of the individual Participant or of the Subsidiary, division, department, region or function within the Corporation or Subsidiary in which the Participant is employed. The Management Objectives may be made relative to the performance of other corporations. The Management Objectives applicable to any award to a Covered Employee shall be based on specified levels of or growth in one or more of the following criteria:

1. earnings;

2. earnings per share (earnings per share will be calculated without regard to any change in accounting standards that may be required by the Financial Accounting Standards Board after the goal is established);

3. share price;

4. total shareholder return;

5. return on invested capital, equity, or assets;

6. operating earnings;

7. sales growth;

8. productivity improvement;

If the Board determines that a change in the business, operations, corporate structure or capital structure of the Corporation, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Board may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Board deems appropriate and equitable, except in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption under Section 162(m) of the Code. In such case, the Board shall not make any modification of the Management Objectives or minimum acceptable level of achievement.

"Market Value per Share" means, as of any particular date, the fair market value of the Common Shares as determined by the Board.

"Non-Employee Director" means a Director of the Corporation who is not an employee of the Corporation or any Subsidiary.

"Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

"Option Price" means the purchase price payable on exercise of an Option Right.

"Option Right" means the right to purchase Common Shares upon exercise of an option granted pursuant to Section 4 or Section 9 of this Plan.

"Participant" means a person who is selected by the Board to receive benefits under this Plan and who is at the time an officer, or other key employee of the Corporation or any one or more of its Subsidiaries, or who has agreed to commence serving in any of such capacities within 90 days of the Date of Grant, and shall also include each Non-Employee Director who receives an award of Option Rights pursuant to Section 9 of this Plan; *provided, however,* that for purposes of Sections 4, 5, 7 and 8 of this Plan, Participant shall not include such Non-Employee Director.

"Performance Period" means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to Section 8 of this Plan within which the Management Objectives relating to such Performance Share or Performance Unit are to be achieved.

"Performance Share" means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to Section 8 of this Plan.

"Performance Unit" means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Section 8 of this Plan.

"Reload Option Rights" means additional Option Rights granted automatically to an Optionee upon the exercise of Option Rights pursuant to Section 4(f) or Section 9(a)(ix) of this Plan.

"Restricted Shares" means Common Shares granted or sold pursuant to Section 6 or Section 9 of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers referred to in such Section 6 has expired.

"Rule l6b-3" means Rule 16b-3 of the Securities and Exchange Commission (or any successor rule to the same effect) as in effect from time to time.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

"Spread" means the excess of the Market Value per Share of the Common Shares on the date when an Appreciation Right is exercised, or on the date when Option Rights are surrendered in payment of the Option Price of other Option Rights, over the Option Price provided for in the related Option Right.

"Subsidiary" means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Corporation except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which at the time the Corporation owns or controls, directly or indirectly, more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation.

"Termination for Cause" means a termination:

     (i) due to the Participant's willful and continuous gross neglect of his or her duties for which he or she is employed, or

     (ii) due to an act of dishonesty on the part of the Participant constituting a felony resulting or intended to result, directly or indirectly, in his or her gain for personal enrichment at the expense of the Corporation or a Subsidiary.

"Voting Shares" means at any time, the then-outstanding securities entitled to vote generally in the election of directors of the Corporation.

3. **Shares Available Under the Plan.** (a) Subject to adjustment as provided in Section 11 of this Plan, the number of Common Shares that may be issued or transferred (i) upon the exercise of Option Rights or Appreciation Rights, (ii) as Restricted Shares and released from substantial risks of forfeiture thereof, (iii) as Deferred Shares, (iv) in payment of Performance Shares or Performance Units that have been earned, (v) as awards to Non-Employee Directors or (vi) in payment of dividend equivalents paid with respect to awards made under the Plan shall not exceed in the aggregate 9,265,313 shares (3,265,313 of which were approved in 1991; 3,000,000 of which were approved in 1997 and 3,000,000 of which are being added by this Amendment and Restatement) plus any shares relating to awards that expire or are forfeited or cancelled. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing. Upon the payment of any Option Price by the transfer to the Corporation of Common Shares or upon satisfaction of any withholding amount by means of transfer or relinquishment of Common Shares, there shall be deemed to have been issued or transferred under this Plan only the net number of Common Shares actually issued or transferred by the Corporation.

(b) Notwithstanding anything in this Section 3, or elsewhere in this Plan, to the contrary, the aggregate number of Common Shares actually issued or transferred by the Corporation upon the exercise of Incentive Stock Options shall not exceed 9,265,313 shares. Further, no Participant shall be granted Option Rights for more than 200,000 Common Shares during any calendar year, subject to adjustments as provided in Section 11 of this Plan.

(c) Upon payment in cash of the benefit provided by any award granted under this Plan, any shares that were covered by that award shall again be available for issue or transfer hereunder.

(d) Notwithstanding any other provision of this Plan to the contrary, in no event shall any Participant in any calendar year receive more than 200,000 Appreciation Rights, subject to adjustments as provided in Section 11 of this plan.

(e) Notwithstanding any other provision of this Plan to the contrary, in no event shall any Participant in any calendar year receive more than 200,000 Restricted Shares or 200,000 Deferred Shares, subject to adjustments as provided in Section 11 of this Plan.

(f) Notwithstanding any other provision of this Plan to the contrary, in no event shall any Participant in any calendar year receive an award of Performance Shares or Performance Units having an aggregate maximum value as of their respective Dates of Grant in excess of $3,000,000.

4. **Option Rights.** The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of options to purchase Common Shares. Each such grant may

utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each grant shall specify the number of Common Shares to which it pertains subject to the limitations set forth in Section 3 of this plan.

(b) Each grant shall specify an Option Price per share, which may be equal to or more or less than (but not less than 85 percent of) the Market Value per Share on the Date of Grant, except that the Option Price per share for any Incentive Stock Option shall not be less than 100 percent of the Market Value per Share on the Date of Grant.

(c) Each grant shall specify whether the Option Price shall be payable (i) in cash or by check acceptable to the Corporation, (ii) by the actual or constructive transfer to the Corporation of nonforfeitable, unrestricted Common Shares owned by the Optionee (or other consideration authorized pursuant to subsection (d) below) having a value at the time of exercise equal to the total Option Price, or (iii) by a combination of such methods of payment.

(d) The Board may determine, at or after the Date of Grant, that payment of the Option Price of any option (other than an Incentive Stock Option) may also be made in whole or in part in the form of Restricted Shares or other Common Shares that are forfeitable or subject to restrictions on transfer, Deferred Shares, Performance Shares (based, in each case, on the Market Value per Share on the date of exercise), other Option Rights (based on the Spread on the date of exercise) or Performance Units. Unless otherwise determined by the Board at or after the Date of Grant, whenever any Option Price is paid in whole or in part by means of any of the forms of consideration specified in this paragraph, the Common Shares received upon the exercise of the Option Rights shall be subject to such risks of forfeiture or restrictions on transfer as may correspond to any that apply to the consideration surrendered, but only to the extent of (i) the number of shares or Performance Shares, (ii) the Spread of any unexercisable portion of Option Rights, or (iii) the stated value of Performance Units surrendered.

(e) Any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Corporation of some or all of the shares to which such exercise relates.

(f) Any grant may, at or after the Date of Grant, provide for the automatic grant of Reload Option Rights to an Optionee upon the exercise of Option Rights (including Reload Option Rights) using Common Shares or other consideration specified in paragraph (d) above. Reload Option Rights shall cover up to the number of Common Shares, Deferred Shares, Option Rights or Performance Shares (or the number of Common Shares having a value equal to the value of any Performance Units) surrendered to the Corporation upon any such exercise in payment of the Option Price or to meet any withholding obligations. Reload Options may have an Option Price that is no less than that which represents the same percentage of the Market Value per Share at the time of exercise of the Option Rights that the per share Option Price represented of the Market Value per Share at the time the Option Rights being exercised were granted and shall be on such other terms as may be specified by the Directors, which may be the same as or different from those of the original Option Rights.

(g) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(h) Each grant shall specify the period or periods of continuous service by the Optionee with the Corporation or any Subsidiary which is necessary before the Option Rights or installments thereof will become exercisable and may provide for the earlier exercise of such Option Rights in the event of a Change in Control or other similar transaction or event.

(i) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(j) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Stock Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended so to qualify, or (iii) combinations of the foregoing.

(k) The Board may, at or after the Date of Grant of any Option Rights (other than Incentive Stock Options), provide for the payment of dividend equivalents to the Optionee on either a current or deferred or contingent basis or may provide that such equivalents shall be credited against the Option Price.

(l) The exercise of an Option Right shall result in the cancellation on a share-for-share basis of any related Appreciation Right authorized under Section 5 of this Plan.

(m) No Option Right shall be exercisable more than 10 years from the Date of Grant.

(n) Each grant of Option Rights shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Board may approve.

5. **Appreciation Rights.** The Board may also authorize the granting to any Optionee of Appreciation Rights in respect of Option Rights granted hereunder at any time prior to the exercise or termination of such related Option Rights; provided, however, that an Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. An Appreciation Right shall be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Corporation an amount determined by the Board, which shall be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by the Corporation in cash, in Common Shares or in any combination thereof and may either grant to the Optionee or retain in the Board the right to elect among those alternatives.

(b) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Board at the Date of Grant.

(c) Any grant may specify waiting periods before exercise and permissible exercise dates or periods and shall provide that no Appreciation Right may be exercised except at a time when the related Option Right is also exercisable and at a time when the Spread is positive.

(d) Any grant may specify that such Appreciation Right may be exercised only in the event of a Change in Control or other similar transaction or event.

(e) Each grant of Appreciation Rights shall be evidenced by an Evidence of Award that shall describe such Appreciation Rights, identify the related Option Rights, state that such Appreciation Rights are subject to all the terms and conditions of this Plan, and contain such other terms and provisions, consistent with this Plan, as the Board may approve.

(f) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such rights.

6. **Restricted Shares.** The Board may also authorize the grant or sale to Participants of Restricted Shares. Each such grant or sale may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale shall constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than Market Value per Share at the Date of Grant.

(c) Each such grant or sale shall provide that the Restricted Shares covered by such grant or sale shall be subject, except (if the Board shall so determine) in the event of a Change in Control or other similar transaction or event, for a period of not less than 3 years to be determined by the Board at the Date of Grant, to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code.

(d) Each such grant or sale shall provide that during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Board at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Corporation or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any grant of Restricted Shares may specify Management Objectives which, if achieved, will result in termination or early termination of the restrictions applicable to such shares and each grant may specify in respect of such specified Management Objectives, a minimum acceptable level of achievement and shall set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives.

(f) Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award.

(g) Each grant or sale of Restricted Shares shall be evidenced by an Evidence of Award that shall contain such terms and provisions, consistent with this Plan, as the Board may approve. Unless otherwise directed by the Board, all certificates representing Restricted Shares shall be held in custody by the Corporation until all restrictions thereon shall have lapsed, together with a stock power executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Shares.

7. **Deferred Shares.** The Board may also authorize the granting or sale of Deferred Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each such grant or sale shall constitute the agreement by the Corporation to deliver Common Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Board may specify.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale shall be subject, except (if the Board shall so determine) in the event of a Change in Control or other similar transaction or event, to a Deferral Period of not less than 3 years, as determined by the Board at the Date of Grant.

(d) During the Deferral Period, the Participant shall have no right to transfer any rights under his or her award and shall have no rights of ownership in the Deferred Shares and shall have no right to vote them, but the Board may, at or after the Date of Grant, authorize the payment of dividend equivalents on such Shares on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(e) Each grant or sale of Deferred Shares shall be evidenced by an Evidence of Award containing such terms and provisions, consistent with this Plan, as the Board may approve.

8. **Performance Shares and Performance Units.** The Board may also authorize the granting of Performance Shares and Performance Units that will become payable to a Participant upon achievement of

specified Management Objectives. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which number may be subject to adjustment to reflect changes in compensation or other factors; *provided, however,* that no such adjustment shall be made in the case of a Covered Employee.

(b) The Performance Period with respect to each Performance Share or Performance Unit shall be such period of time (not less than 1 year, except in the event of a Change in Control or other similar transaction or event, if the Board shall so determine) commencing with the Date of Grant (as shall be determined by the Board at the time of grant).

(c) Any grant of Performance Shares or Performance Units shall specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level of achievement and shall set forth a formula for determining the number of Performance Shares or Performance Units that will be earned if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives. The grant of Performance Shares or Performance Units shall specify that, before the Performance Shares or Performance Units shall be earned and paid, the Board must certify that the Management Objectives have been satisfied.

(d) Each grant shall specify a minimum acceptable level of achievement in respect of the specified Management Objectives below which no payment will be made and shall set forth a formula for determining the amount of payment to be made if performance is at or above such minimum but short of full achievement of the Management Objectives.

(e) Each grant shall specify the time and manner of payment of Performance Shares or Performance Units which have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Corporation in cash, in Common Shares or in any combination thereof and may either grant to the Participant or retain in the Board the right to elect among those alternatives.

(f) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Board at the Date of Grant. Any grant of Performance Units may specify that the amount payable or the number of Common Shares issued with respect thereto may not exceed maximums specified by the Board at the Date of Grant.

(g) The Board may, at or after the Date of Grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(h) Each grant of Performance Shares or Performance Units shall be evidenced by an Evidence of Award containing such other terms and provisions, consistent with this Plan, as the Board may approve.

9. **Awards to Non-Employee Directors.** The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Non-Employee Directors of options to purchase Common Shares and may also authorize the grant or sale of Restricted Shares to Non-Employee Directors.

(a) Each grant of Option Rights awarded pursuant to this Section 9 shall be evidenced by an agreement in such form as shall be approved by the Board, and shall be subject to the following additional terms and conditions:

(i) Each grant shall specify the number of Common Shares to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(ii) Each grant shall specify an Option Price per share, which may be equal to or more or less than (but not less than 85 percent of) the Market Value per Share on the Date of Grant.

(iii) Each such Option Right shall become exercisable to the extent of one-fourth of the number of shares covered thereby 1 year after the Date of Grant and to the extent of an additional one-fourth of such shares after each of the next 3 successive years thereafter. Such Option Rights shall become exercisable in full immediately in the event of a Change in Control. Each such Option Right granted under the Plan shall expire 5 years from the Date of Grant and shall be subject to earlier termination as hereinafter provided. Notwithstanding the foregoing, the Board may provide that Option Rights granted after August 4, 1998 may become exercisable at an earlier time, but not earlier than one year from the Date of Grant, if the Optionee elects to defer gain on the exercise of such Option Rights.

(iv) In the event of the termination of service on the Board by the holder of any such Option Rights, other than by reason of disability or death as set forth in paragraph (d) hereof, the then outstanding Option Rights of such holder may be exercised only to the extent that they were exercisable on the date of such termination and shall expire 90 days after such termination, or on their stated expiration date, whichever occurs first; provided, however, that any Option Rights may provide that a Director who has completed a specified period of service on the Board or attained a specified age will be entitled to exercise any such Option Rights immediately in full at any time after any such termination until their stated expiration date.

(v) In the event of the death or disability of the holder of any such Option Rights, each of the then outstanding Option Rights of such holder may be exercised at any time within one year after such death or disability, but in no event after the expiration date of the term of such Option Rights.

(vi) If a Non-Employee Director subsequently becomes an employee of the Corporation or a Subsidiary while remaining a member of the Board, any Option Rights held under the Plan by such individual at the time of such commencement of employment shall not be affected thereby.

(vii) Option Rights may be exercised by a Non-Employee Director only upon payment to the Corporation in full of the Option Price of the Common Shares to be delivered. Such payment shall be made in cash or in Common Shares previously owned by the Optionee for more than six months, or in a combination of cash and such Common Shares.

(viii) Common Shares acquired upon the exercise of these Option Rights may not be transferred for 1 year except in the case of the Director's death, disability or other termination of service as a Director.

(ix) Each grant may provide for the automatic grant of Reload Option Rights to an Optionee upon the exercise of Option Rights (including Reload Option Rights) using Common Shares. Reload Option Rights shall cover up to the number of Common Shares surrendered to the Corporation upon any such exercise in payment of the Option Price. Reload Options may have an Option Price that is no less than that which represents the same percentage of the Market Value per Share at the time of exercise of the Option Rights that the per share Option Price represented of the Market Value per Share at the time the Option Rights being exercised were granted and shall be on such other terms as may be specified by the Directors, which may be the same as or different from those of the original Option Rights.

(b) Each grant or sale of Restricted Shares pursuant to this Section 9 shall be upon terms and conditions consistent with Section 6 of this Plan.

10. **Transferability.** (a) Except as otherwise determined by the Board, no Option Right, Appreciation Right or other derivative security granted under the Plan shall be transferable by an Optionee other than by will or the laws of descent and distribution, except (in the case of a Participant who is not a Director or officer of the Corporation) to a fully revocable trust of which the Optionee is treated as the owner for federal income tax purposes. Except as otherwise determined by the Board, Option Rights and Appreciation Rights shall be exercisable during the Optionee's lifetime only by him or her or by his or her guardian or legal representative. Notwithstanding the foregoing, the Board in its sole discretion, may provide for transferability of particular awards under this Plan so long as such provisions will not disqualify the exemption for other awards under Rule 16b-3.

(b) The Board may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Corporation upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Deferral Period applicable to Deferred Shares or upon payment under any grant of

Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of this Plan, shall be subject to further restrictions on transfer.

11. **Adjustments.** The Board may make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Appreciation Rights, Deferred Shares, and Performance Shares granted hereunder, in the prices per share applicable to such Option Rights and Appreciation Rights and in the kind of shares covered thereby, as the Board, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Corporation, or (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Board, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Board may also make or provide for such adjustments in the numbers of shares specified in Section 3 of this Plan and in the number of shares to be granted pursuant to Section 9 of this Plan as the Board in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 11.

12. **Change in Control.** For purposes of this Plan, a "Change in Control" shall mean if at any time any of the following events shall have occurred:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 15% or more of either: (A) the then-outstanding shares of common stock of the Corporation (the "Corporation Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors ("Voting Stock"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Corporation, (2) any acquisition by the Corporation, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Subsidiary of the Corporation, or (4) any acquisition by any Person pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) of this Section 1(b); or

(ii) Individuals who, as of the date hereof, constitute the Board cease for any reason (other than death or disability) to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14a-11 of the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation (a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Corporation Common Stock and Voting Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to such Business Combination, of the Corporation Common Stock and Voting Stock of the Corporation, as the case may be, (B) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) sponsored or maintained by the Corporation or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 15% or more of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination, or the combined voting power of the then-outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board providing for such Business Combination; or

(iv) Approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation.

13. **Fractional Shares.** The Corporation shall not be required to issue any fractional Common Shares pursuant to this Plan. The Board may provide for the elimination of fractions or for the settlement of fractions in cash.

14. **Withholding Taxes.** To the extent that the Corporation is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Corporation for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Corporation for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. Participants shall also make such arrangements as the Corporation may require for the payment of any withholding tax obligations that may arise in connection with the disposition of shares acquired upon the exercise of Option Rights. In no event, however, shall the Corporation accept Common Shares for payment of taxes in excess of required tax withholding rates, with respect to any grant made on or after July 1, 2000, except that, in the discretion of the Board, a Participant or such other person may surrender Common Shares owned for more than 6 months to satisfy any tax obligations resulting from any such transaction.

15. **Participation by Employees of Designated Subsidiaries.** As a condition to the effectiveness of any grant or award to be made hereunder to a Participant who is an employee of a Designated Subsidiary, whether or not such Participant is also employed by the Corporation or another Subsidiary, the Board may require such Designated Subsidiary to agree to transfer to such employee (when, as and if provided for under this Plan and any applicable agreement entered into with any such employee pursuant to this Plan) the Common Shares that would otherwise be delivered by the Corporation, upon receipt by such Designated Subsidiary of any consideration then otherwise payable by such Participant to the Corporation. Any such award shall be evidenced by an agreement between the Participant and the Designated Subsidiary, in lieu of the Corporation, on terms consistent with this Plan and approved by the Board and such Designated Subsidiary. All such Common Shares so delivered by or to a Designated Subsidiary shall be treated as if they had been delivered by or to the Corporation for purposes of Section 3 of this Plan, and all references to the Corporation in this Plan shall be deemed to refer to such Designated Subsidiary, except for purposes of the definition of ''Board'' and except in other cases where the context otherwise requires.

16. **Foreign Employees.** In order to facilitate the making of any grant or combination of grants under this Plan, the Board may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Corporation or any Subsidiary outside of the United States of America as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of this Plan as it

may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Corporation may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Corporation.

17. **Administration of the Plan.** (a) This Plan shall be administered by the Board, which may from time to time delegate all or any part of its authority under this Plan to a committee of the Board (or subcommittee thereof), consisting of not less than three Non-Employee Directors appointed by the Board of Directors, each of whom shall be a "Non-Employee Director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m) of the Code. A majority of the committee (or subcommittee thereof) shall constitute a quorum, and the action of the members of the committee (or subcommittee thereof) present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the committee (or subcommittee thereof).

(b) The interpretation and construction by the Board of any provision of this Plan or of any agreement, notification or document evidencing the grant of Option Rights, Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares or Performance Units and any determination by the Board pursuant to any provision of this Plan or of any such agreement, notification or document shall be final and conclusive. No member of the Board shall be liable for any such action or determination made in good faith.

18. **Corporation's Rights Upon Occurrence of Detrimental Activity.** Any Evidence of Award may provide that if a Participant, either during employment by the Corporation or a Subsidiary or within a specified period after termination of such employment, shall engage in any Detrimental Activity, and the Board shall so find, forthwith upon notice of such finding, the Participant shall:

(a) Return to the Corporation, in exchange for payment by the Corporation of any amount actually paid therefor by the Participant, all shares of Common Shares that the Participant has not disposed of that were offered pursuant to this Plan within a specified period prior to the date of the commencement of such Detrimental Activity, and

(b) With respect to any Common Shares so acquired that the Participant has disposed of, pay to the Corporation in cash the difference between:

(i) Any amount actually paid therefor by the Participant pursuant to this Plan, and

(ii) The Market Value per Share of the Common Shares on the date of such acquisition.

To the extent that such amounts are not paid to the Corporation, the Corporation may set off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or a Subsidiary to the Participant, whether as wages, deferred compensation or vacation pay or in the form of any other benefit or for any other reason.

19. **Governing Law.** The Plan and all awards granted and actions taken thereunder shall be governed by and construed in accordance with the internal substantive laws of the State of Ohio.

20. **Amendments, Etc.** (a) The Board may at any time and from time to time amend the Plan in whole or in part; *provided, however,* that any amendment which must be approved by the shareholders of the Corporation in order to comply with applicable law or the rules of any national securities exchange upon which the Common Shares are traded or quoted shall not be effective unless and until such approval has been obtained. Presentation of the Plan or any amendment thereof for shareholder approval shall not be construed to limit the Corporation's authority to offer similar or dissimilar benefits in plans that do not require shareholder approval.

(b) The Board also may permit Participants to elect to defer the issuance of Common Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Board also may provide that deferred settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(c) The Board may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Corporation or a Subsidiary to the Participant.

(d) In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a Participant who holds an Option Right or Appreciation Right not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Deferred Shares as to which the Deferral Period has not been completed, or any Performance Shares or Performance Units which have not been fully earned, or who holds Common Shares subject to any transfer restriction imposed pursuant to Section 10(b) of this Plan, the Board may, in its sole discretion, accelerate the time at which such Option Right or Appreciation Right may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Deferral Period will end or the time at which such Performance Shares or Performance Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(e) This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Corporation or any Subsidiary, nor shall it interfere in any way with any right the Corporation or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time. Prior to exercise of any Option Right, and prior to exercise, payment or delivery pursuant to any other award, the Participant may be required, at the Corporation's request, to certify in a manner reasonably acceptable to the Corporation that the Participant has not engaged in, and has no present intention to engage in the future in, any Detrimental Activity.

(f) To the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision shall be null and void with respect to such Option Right. Such provision, however, shall remain in effect for other Option Rights and there shall be no further effect on any provision of this Plan.

21. **Termination.** No grant (other than an automatic grant of Reload Option Rights) shall be made under this Plan more than 10 years after April 2, 2001, subject to approval by the shareholders of the Corporation at the 2001 Annual Meeting of Shareholders, but all grants made on or prior to such date shall continue in effect thereafter subject to the terms thereof and of this Plan.

Charter
The Audit Committee of
Board of Directors of Diebold, Incorporated

I. Audit Committee Purpose

The Audit Committee, herein referred to as the Committee, assists the Board in fulfilling the Board's oversight responsibility by fulfilling the duties and responsibilities as set forth in section III of this Charter. The primary duties and responsibilities are as follows:

- Monitor the adequacy of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

- Monitor the independence and performance of the Company's outside auditor and internal auditing department.

- Provide an avenue of communication among the outside auditor, management, the internal audit department, and the Board of Directors.

While the Committee has the powers and responsibilities as set forth in this Charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or in compliance with generally accepted accounting principles, all of which is the responsibility of management and the outside auditor. Likewise, it is not the responsibility of the Committee to conduct investigations, to resolve disputes, if any, between management and the outside auditor or to assure compliance with laws or the Company's corporate compliance program or code of ethics.

II. The Committee Composition and Meetings

The Committee will be comprised of three or more Board members who are appointed by the Board on recommendation of the Board Membership Committee.

All members of the Committee will be independent of management, free from any relationship with the Company that would interfere with the exercise of his or her independent judgement. In determining independence, the Board will observe the requirements of Rules 303.01 and 303.02 of the New York Stock Exchange Listed Company Manual.

Each member of the Committee must be financially literate. The Board will determine, in its business judgement, whether a director meets the financial literacy requirement.

At least one member of the Committee must have accounting or related financial management expertise, as determined by the Board in its business judgement.

The Committee shall meet at least three times annually, or more frequently as circumstances dictate. The Committee may request any officer or associate of the Company or the Company's outside auditor or outside legal counsel to attend any meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee should meet privately in executive session at least annually with management, the senior internal auditing executive, the outside auditor, and as a committee to discuss the matters that the Committee or each of these groups believes should be discussed.

III. Duties and Responsibilities

Outside Auditor

1. The outside auditor is ultimately accountable to the Board of Directors and the Committee. The Committee shall review the fees and other compensation paid, as well as the independence and performance of the outside auditor. Annually, the Committee shall recommend to the Board of Directors the outside auditor to be

proposed for shareholder approval in the Proxy Statement to the Board of Directors or recommend to the Board of Directors the discharge of auditor when circumstances warrant.

2. The Committee is responsible for ensuring that the outside auditor submits on a periodic basis to the Committee a formal written statement delineating all relationships between the outside auditor and the Company consistent with Independence Standards Board Standard No. 1 and to actively engage in dialogue with the outside auditor with respect to any disclosed relationship or service that may impact the objectivity and independence of the outside auditor, and to recommend that the Board take appropriate action in response to the outside auditor's report to satisfy itself of the outside auditor's independence.

3. Review with the outside auditor the audit plan, including staffing, location, scope, general audit approach, and reliance upon management and internal audit.

4. Consider the outside auditor's judgement about the quality and appropriateness of the Company's accounting principles as applied to financial statements.

5. Review during the year the outside auditor's management letter, if any, and the results of other examinations outside of the course of the outside auditors' normal audit procedures that the outside auditor may from time to time undertake.

Internal Audit Department and Legal Compliance

6. Review the plan, changes in plan, activities, organizational structure, and qualifications of the internal audit department, as needed.

7. Review the appointment, performance, and replacement of the senior internal audit executive.

8. Review a summary of the results of significant reports prepared by the internal audit department together with the management response and follow-up to these reports.

9. On at least an annual basis, review with the Company's General Counsel any legal matters that could have a significant impact on the organization's financial statements.

Review Procedures

10. The Committee will review and reassess with management, the outside auditors, and legal counsel the adequacy of the Committee's charter at least annually. The Committee shall submit the reviewed charter to the Board of Directors for approval and have the document published as an appendix to the Proxy Statement at least every three years in accordance with SEC regulations.

11. Review the Company's annual audited financial statements including the Annual Report, Form 10-K, and the Proxy Statement prior to filing with the SEC or public release. Review should include discussion with management and outside auditor of significant issues regarding principles, practices, and judgements.

12. Prior to the public release of earnings, review with management and the outside auditors the Company's quarterly financial results. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the outside auditor in accordance with SAS 61. The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

Other Audit Committee Responsibilities

13. In consultation with management, the outside auditors, legal counsel, and the internal auditors consider the adequacy of the Company's financial reporting process and system of internal controls, the Company's financial, auditing, and accounting organizations and personnel, the Company's policies and procedures with respect to business practices, and other matters, if any, that the Company may bring to the attention of the Committee, and other matters of the Company that the Committee may, in its own discretion, deem desirable.

14. With the assistance of management, the outside auditors, and legal counsel annually prepare a Committee report to stockholders as required by the SEC and have this report included in the Company's annual proxy statement.

15. Maintain minutes of meetings and report to the Board of Directors in such a manner and at such times, as the Committee may deem appropriate.


PORTAGE STREET
THE STRIP
MEGA DRIVE
STARK STATE COLLEGE
Stark State/ Diebold Advanced Technology Center
STRIP AVENUE
FRANK AVENUE
KENT STATE UNIVERSITY
Parking
UNIVERSITY DRIVE
DRESSLER
EVERHARD RD
Exit 111
Exit 109A
77
Belden Village Mall
Kent State University (Stark)
Professional Education and Conference Center
(Meeting Location)
76
N
WEST
EAST
SOUTH
AKRON CANTON AIRPORT
FRANK AVE.
NORTH CANTON
PORTAGE
43
Stark State/ Diebold Advanced Technology Center
THE STRIP
STARK STATE COLLEGE
KENT STATE UNIVERSITY
UNIVERSITY DRIVE
BELDEN VILLAGE MALL
CLEVELAND AVE
MARKET AVE
WHIPPLE AVE
62
CANTON
30

Directions

From Cleveland and Akron: Take I-77 South to Exit 111 (Portage Street). Turn right on Portage Street to Frank Avenue. Turn left on Frank Avenue. Proceed to the light at Frank Avenue and University Drive. Make a left turn and follow the signs to the Kent State University (Stark) Professional Education and Conference Center.

From Canton: Take I-77 North to Exit 111 (Portage Street). Turn left on Portage Street to Frank Avenue. Turn left on Frank Avenue. Proceed to the light at Frank Avenue and University Drive. Make a left turn and follow the signs to the Kent State University (Stark) Professional Education and Conference Center.

Detach Proxy Card Here

1.   Election of Directors   **FOR** all nominees listed below ☐   **WITHHOLD AUTHORITY** to vote for all nominees listed below. ☐   ***EXCEPTIONS** ☐

Nominees: L. V. Bockius III, R. L. Crandall, G. S. Fitzgerald, D. R. Gant, L. L. Halstead, P. B. Lassiter, J. N. Lauer, W. F. Massy, W. W. O'Dell and W. R. Timken, Jr.

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below).

*Exceptions _____

2.   To consider and act on a proposal to amend and restate the 1991 Equity and Performance Incentive Plan.

3.   To Ratify the Appointment of KPMG LLP as Independent Auditors for the year 2001.

FOR ☐   **AGAINST** ☐   **ABSTAIN** ☐   **FOR** ☐   **AGAINST** ☐   **ABSTAIN** ☐

Change of Address and/ or Comments Mark Here ☐

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Dated:_____, 2001

_____
                       Signature

_____
                       Signature

Votes MUST be indicated (x) in Black or Blue ink.   **[x]**

Please Sign, Date and Return the Proxy Promptly Using the Enclosed Envelope.

Please Detach Here
You Must Detach This Portion of the Proxy Card
Before Returning it in the Enclosed Envelope

DIEBOLD, INCORPORATED
5995 Mayfair Road
P.O. Box 3077, North Canton, Ohio 44720-8077

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Walden W. O'Dell, Wesley B. Vance and Gregory T. Geswein and each of them, as the Proxy Committee, with full power of substitution to represent and to vote all the Common Shares of Diebold, Incorporated held of record by the undersigned on March 1, 2001, at the annual meeting of shareholders which will be held on April 26, 2001 or at any adjournment thereof, as indicated on the reverse side.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors recommendations. The Proxy Committee cannot vote your shares unless you sign and return this Card. In its discretion, the Proxy Committee is authorized to vote upon such other business as may properly come before the meeting.

(Continued, and to be dated and signed on reverse side.)

DIEBOLD, INCORPORATED
P.O. BOX 11105
NEW YORK, N.Y. 10203-0105

Detach Instruction Card Here

1. Election of Directors   **FOR** all nominees listed below ☐   **WITHHOLD AUTHORITY** to vote for all nominees listed below. ☐   ***EXCEPTIONS** ☐

Nominees: L. V. Bockius III, R. L. Crandall, G. S. Fitzgerald, D. R. Gant, L. L. Halstead, P. B. Lassiter, J. N. Lauer, W. F. Massy, W. W. O'Dell and W. R. Timken, Jr.

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below).

*Exceptions _____

2. To consider and act on a proposal to amend and restate the 1991 Equity and Performance Incentive Plan.

FOR ☐   **AGAINST** ☐   **ABSTAIN** ☐

3. To Ratify the Appointment of KPMG LLP as Independent Auditors for the year 2001.

FOR ☐   **AGAINST** ☐   **ABSTAIN** ☐

NOTE: Please sign exactly as name appears hereon.

Dated:_____, 2001

_____
Signature

_____
Signature

Votes MUST be indicated (x) in Black or Blue ink.   **[x]**

Please Sign, Date and Return the Instruction Card Promptly Using the Enclosed Envelope.

Please Detach Here
You Must Detach This Portion of the Proxy Card
Before Returning it in the Enclosed Envelope

CONFIDENTIAL VOTING INSTRUCTIONS

To Vanguard Fiduciary Trust Company, Trustee for the Diebold, Incorporated 401(k) Savings Plan ("SP")

The undersigned, as a participant in the SP, hereby directs the Trustee to vote in person or by proxy, with the powers the undersigned would possess if personally present, to vote all Common Shares of the undersigned in Diebold, Incorporated (and to exercise all other shareholder rights and powers) at the annual meeting of its shareholders to be held on April 26, 2001 and at any adjournments thereof, upon all matters that may properly come before the meeting, including the matters identified on the reverse side of this consent card and described in the proxy statement furnished herewith, subject to any directions indicated on the reverse side of this consent card.

PLEASE MARK, SIGN AND DATE THE REVERSE SIDE AND RETURN THIS CONSENT CARD PROMPTLY IN THE ENCLOSED ENVELOPE.

DIEBOLD, INCORPORATED
P.O. BOX 11122
NEW YORK, N.Y. 10203-0122